SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Subject Company)

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

676235104

(CUSIP Number of Class of Securities)

Alex P. Hart

President and Chief Executive Officer

3550 Engineering Drive

Suite 400

Norcross, GA 30092

(770) 325-3100

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Breach

Jeffrey Symons

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Official Payments Holdings, Inc., a Delaware corporation (“OPAY” or the “Company”). The address of the Company’s principal executive office is 3550 Engineering Drive, Suite 400, Norcross, Georgia, 30092. The telephone number of the Company’s principal executive office is (770) 325-3102.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.01 per share (the “Shares”). As of September 23, 2013, there were (i) 16,738,772 Shares issued and outstanding, (ii) 3,187,081 Shares subject to issuance pursuant to options to purchase Shares, and (iii) 54,000 Shares subject to issuance pursuant to the Company’s outstanding restricted stock units).

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Olympic Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly owned indirect subsidiary of ACI Worldwide, Inc. (“Parent” or “ACI”), a Delaware corporation, to purchase all of the outstanding Shares at a price per Share equal to $8.35 in cash, net to the seller, without interest and less any applicable taxes required to be withheld (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on October 4, 2013. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 23, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among OPAY, Parent and Merger Sub. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. OPAY does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held by Parent and its subsidiaries or held by the Company and its subsidiaries immediately prior to the Effective Time, or held by any stockholder of the Company who or which is entitled to demand, and who properly demands, appraisal rights pursuant to Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount equal to the Offer Price in cash, net to the holder, without interest and less any applicable taxes required to be withheld.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on October 4, 2013. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at midnight, New York time, at the end of the day on November 1, 2013, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Merger Sub are located at 3520 Kraft Road, Suite 300, Naples, Florida, 34105.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, or in the Information Statement of the Company, attached to this Schedule 14D-9 as Annex I (the “Information Statement”) and incorporated herein by reference, or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 1 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Merger Sub in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Merger Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Merger Sub, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Merger Sub. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger) and the Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Representation on the Company Board

The Merger Agreement provides that, effective after initial acceptance for payment by Merger Sub of the Shares validly tendered pursuant to the Offer representing at least a majority of the Shares on a fully diluted basis (such time hereinafter referred to as the “Offer Closing”), and from time to time thereafter (but only for so long as Parent beneficially owns at least a majority of the outstanding Shares), Parent will be entitled to elect or designate the number of directors, rounded up to the next whole number, on the board of directors of the Company (the “Company Board”) that equals the product of the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to the next sentence) multiplied by the percentage (rounded up to the next whole number) that the aggregate number of Shares beneficially owned by Parent and/or Merger Sub at such time (including Shares so accepted for payment) bears to the total number of Shares outstanding. Promptly after the Offer Closing, the Company shall cause Parent’s designees to be elected or appointed to the Company Board, including by promptly increasing the size of the Company Board and/or seeking the resignations of one or more incumbent directors as appropriate. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members (rounded up to the next whole number) on each committee of the Company Board and, as requested by Parent, the board of directors of the Official Payments Corporation (the “Company Subsidiary”) (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board. The Company will use reasonable best efforts to ensure that no fewer than three members who were members of the Company Board on the date of the Merger Agreement remain members of the Company Board until the Effective Time.

Following the appointment or election of Parent’s designees and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent (such directors, the “Independent Directors”) will be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company Board, any amendment to the restated certificate of incorporation of the Company (the “Company Certificate”) or the amended and restated bylaws of the Company (the “Company By-laws”), any extension of time for performance of any obligation or action in connection with the Merger Agreement by Parent or Merger Sub and any waiver of compliance with, or enforcement by the Company of, any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

Confidentiality Agreement

On June 17, 2013, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Parent agreed that, subject to certain limitations, any non-public information related to the Company and its affiliates furnished to Parent or its affiliates or their respective representatives by or on behalf of the Company or its representatives shall, for a period of two years from the date of the Confidentiality Agreement, be used by Parent and its affiliates and their respective representatives solely for the purpose of evaluating a possible transaction between Parent and its affiliates and the Company and would be kept confidential, except as provided in the Confidentiality Agreement. Parent also agreed to standstill provisions that would expire on March 17, 2014.

The summary of the Confidentiality Agreement contained in Section 12 of the Offer to Purchase is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have certain interests in the Transactions and related transactions that may be different from or in addition to those of the Company’s stockholders generally. Those interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated by reference in its entirety herein.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Merger Consideration on the same terms and conditions as the other stockholders of the Company. As of September 27, 2013, the directors and executive officers of the Company and their affiliates beneficially owned, in the aggregate 1,863,587 Shares, which for purposes of this subsection excludes any restricted stock units (“Company RSUs”) and any Shares issuable upon exercise of options for Shares (“Company Options”) held by such individuals. If the directors, executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Parent, the directors and executive officers would receive an aggregate of $15,560,951 in cash, without interest.

The following table sets forth, as of September 27, 2013, the cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his, her or its outstanding Shares, assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Parent.

Name	Position	Number of Shares	Consideration Payable in Respect of Shares
Alex P. Hart	Director and President and CEO	—	—
Charles W. Berger	Director	15,100	$126,085
Morgan P. Guenther	Director	16,250	$135,687
James C. Hale	Chairman of the Board of Directors	14,000	$116,900
David A. Poe	Director	15,000	$125,250
Zachary F. Sadek(1)	Director	1,799,321	$15,024,330
Katharine A. Schipper	Director	—	—
Jeffrey W. Hodges	SVP and CFO	—	—
Sandip Mohapatra	STO and SVP	2,083.00	$17,393
Atul Garg	SVP, Corporate Development	—	—
Keith Omsberg	VP, General Counsel and Secretary	1,833	15,305
TOTAL		1,863,587	$15,560,951

(1)

Address: c/o PCP Managers LLC, One Federal Street, Boston, Massachusetts 02110. Based solely on information contained in a Schedule 13D/A filed with the SEC on September 25, 2013 by Giant Investment, LLC (“Giant”), Parthenon Investors II, L.P. (“Parthenon”), PCap Partners II, LLC (“PCap Partners”), PCap II, LLC (“PCap II”), Brian P. Golson, William C. Kessinger and David J. Ament (collectively, the “Parthenon Group”). Parthenon is a managing member of Giant, PCap Partners is a general partner of Parthenon, and PCap II is a managing member of PCap Partners. Giant directly beneficially owns 1,799,321 shares of common stock. As parents of Giant, Parthenon, PCap Partners and PCap II may be deemed to beneficially own their proportional interest in the shares of common stock directly and beneficially owned by Giant, comprising 1,748,401 shares of common stock. Brian P. Golson, William C. Kessinger and David J. Ament are control persons of various entities indirectly investing in Giant and may be deemed to beneficially own a proportional interest in the shares of common stock owned by Giant, comprising 1,799,321 shares of common stock. In addition, Exhibit 99.2 to a Schedule 13D/A filed by the Parthenon Group on January 6, 2009 indicated that Mr. Sadek, as a Vice President of PCap Managers LLC, an affiliate of Giant, may be deemed to indirectly beneficially own all of the shares directly beneficially owned by Giant, but that Mr. Sadek disclaims any such beneficial ownership.

For a description of the treatment of Company Options and Company RSUs held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Options and Company RSUs.”

Merger Agreement

Effect of the Merger on Company Options and Company RSUs

Pursuant to the Merger Agreement each Company Option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted automatically into the right to receive at the Effective Time, and promptly thereafter but in any event within three business days, an amount in cash equal to the product of (i) the total number of shares underlying such Company Option and (ii) the excess, if any, of the amount of the Offer Price over the exercise price per Share subject to such Company Option, with the aggregate amount of such payment rounded to the nearest whole cent, less applicable taxes required to be withheld with respect to such payment. If the exercise price per Share for any stock option is equal to or greater than the Offer Price, such Company Option shall be canceled without payment of consideration. Also, pursuant to the Merger Agreement and unless otherwise agreed by Parent and the holder of such Company RSUs, each share of Company RSUs shall become fully vested and within three days of the Effective Time, the Surviving Corporation shall distribute to such holder a lump sum cash payment equal to the product of (x) the total number of shares of vested Company RSUs subject to such award and (y) the Offer Price, less applicable taxes required to be withheld with respect to such payment.

The following table sets forth, as of September 27, 2013, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company Options and Company RSUs at the applicable time, assuming such Company Options and Company RSUs are treated as described in the preceding paragraph.

Name	Position	Number of Shares Subject to Vested Options	Number of Shares Subject to Unvested Options	Exercise Price Per Share	Consideration Payable in Respect of Vested Stock Options	Consideration Payable in Respect of Unvested Stock Options	Number of Shares of Company RSUs	Consideration Payable in Respect of Company RSUs	Total
Alex P. Hart	Director and President and CEO	354,166	245,834	$3.47 - $5.22	$1,238,081	$878,919	—	—	$2,117,000
Charles W. Berger	Director	120,000	—	$5.95 - $9.77	$116,800	—	9,000	$75,150	$191,950
Morgan P. Guenther	Director	120,000	—	$5.95 - $9.77	$116,800	—	9,000	$75,150	$191,950
James C. Hale	Chairman of the Board of Directors	—	—	NA			9,000	$75,150	$75,150
David A. Poe	Director	6,688	—	$7.06	$8,602	—	9,000	$75,150	$83,752
Zachary F. Sadek	Director	—	—	NA			9,000	$75,150	$75,150
Katharine A. Schipper	Director	—	—	NA			9,000	$75,150	$75,150
Jeffrey W. Hodges	SVP and CFO	152,083	172,917	$3.47 - $5.22	$573,415	$625,085	—	—	$1,198,500
Sandip Mohapatra	STO and SVP	109,791	145,209	$3.47 - $5.72	$343,697	$458,203	—	—	$801,900
Atul Garg	SVP, Corporate Development	111,458	113,542	$3.47 - $5.71	$319,915	$330,085	—	—	$650,000
Keith Omsberg	VP, General Counsel and Secretary	133,208	57,792	$3.47 - $10.20	$256,673	$207,497	—	—	$464,170
									$5,924,672

Continuing Employees

The Merger Agreement provides that, for a period of not less than 12 months following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, (i) provide each person who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time and who continues as an employee of the Surviving Corporation or one of its affiliates (each, a “Continuing Employee”) with a base salary, wages, an annual bonus opportunity and benefits (except any equity-based compensation) that are substantially comparable in the aggregate to the base salary, wages, annual bonus opportunity and benefits (except any equity-based compensation) provided to such Continuing Employee immediately prior to the Effective Time and (ii) maintain for each Continuing Employee at least the same level of severance protection and on substantially the same terms and conditions as was provided to such Continuing Employee immediately prior to the Effective Time.

In addition, Continuing Employees shall receive credit for purposes (including for purposes of eligibility to participate, vesting, eligibility to receive benefits and amount of benefits) under any benefit plan for the benefit of any Continuing Employee, whether maintained by Parent, the Surviving Corporation or any of their respective subsidiaries under which Continuing Employees may be eligible to participate after the Effective Time to the same extent recognized by the Company or the Company Subsidiary under comparable Company benefit plans immediately prior to the Effective Time (provided that such crediting of service shall not operate to (i) duplicate any benefit or the funding of any such benefit or (ii) with respect to a defined benefit pension plan).

The Merger Agreement provides that, with respect to any welfare benefit plan of Parent or any of its subsidiaries in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, or it shall cause the Surviving Corporation and its subsidiaries to, (i) waive, or use commercially reasonable efforts to cause its insurance carrier to waive, all limitations as to pre-existing conditions, waiting periods or actively-at-work conditions, if any, with respect to participation and coverage requirements applicable to each Continuing Employee under such welfare benefit plan to the same extent waived under a comparable Company benefit plan and (ii) provide credit to each Continuing Employee (and his/her beneficiaries) for any co-payments, deductibles and out-of-pocket expenses paid by such Continuing Employee (and his/her beneficiaries) under the comparable Company benefit plan during the relevant plan year, up to and including the Effective Time.

Continuing Bonuses

The Company shall endeavor to make payments as specified in the schedules to the Merger Agreement to individuals who are participants in the Company’s annual incentive compensation plan for fiscal year 2013 (the “2013 Bonus Plan”) in such amounts as are determined for such individual by the Company Board or any committee thereof on or before the Effective Time, provided that such amounts will not exceed $2,000,000 in the aggregate. Parent shall make such payments in such amounts to the extent not made by the Company prior to the Effective Time as soon as practicable following the Effective Time (but in no event later than three days after the Effective Time).

Employment Arrangements

The Change in Control Equity Vesting Acceleration Plan

In November 2011, the Company Board adopted a Change in Control Equity Vesting Acceleration Plan. The Company’s named executive officers are participants in the plan. The plan provides for the immediate exercisability of a participant’s outstanding Company Options and the immediate vesting of a participant’s unvested Company RSUs if both a change in control and a covered termination occur during the 12-month period following such change in control. If a participant is terminated for any reason other than cause, death, or disability, the termination is a covered termination under the plan. In addition, if the participant has an individual employment agreement that permits him to resign for good reason and he resigns for good reason under his individual employment agreement, then, subject to the conditions and limitations specified in the plan, the resignation is a covered termination under the plan. In addition, in the event an individual employment agreement provides for a benefit that is more favorable to that individual than the Change of Control Equity Acceleration Vesting Plan, the provision more favorable to the individual controls. As noted above all incentive equity will vest upon the Transaction.

Employment Agreement with Alex Hart

In connection with Mr. Hart’s employment as President and chief executive officer, the Company entered into an employment agreement with Mr. Hart, dated as of August 10, 2010 and amended as of August 13, 2010, and effective as of August 16, 2010, detailing the terms of his employment as President and chief executive officer. The employment agreement provided a two year initial term, which term is automatically extended for one year terms on each subsequent anniversary of the effective date. Pursuant to the employment agreement, if Mr. Hart’s employment is terminated without cause or if Mr. Hart terminates his employment with us for good reason, Mr. Hart is entitled to (i) severance pay in the form of his annual base salary in effect as of the date of such termination or resignation paid in 12 equal monthly installments, less standard deductions and withholdings; (ii) any annual discretionary performance cash bonus that has been awarded (but not yet paid) to Mr. Hart by the Board for the calendar year preceding the year of termination; payable when such bonus otherwise would have been paid if his employment were continued through such date; and (iii) provided that Mr. Hart elects to continue receiving group medical insurance under the continuation coverage rules of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), continued payments of the share of the premium for such coverage that the Company pays for active and similarly-situated employees who receive the same type of coverage until the earlier of (A) the one-year anniversary of his termination date and (B) the date that his COBRA continuation coverage expires. Provided that such termination occurs in the 12 month period following a change in control, (i) Mr. Hart’s cash severance payments described in (i) and (ii) of the preceding sentence would be replaced by cash severance equal to an amount equal to two times his annual base salary and target bonus, paid in 24 equal monthly installments, less standard deductions and withholdings, and (ii) any outstanding equity compensation awards will vest with respect to any unvested portions that would have vested on or before the first anniversary of the date of employment termination.

Employment Agreement with Jeffrey Hodges

In connection with Mr. Hodges’s employment as chief financial officer, the Company entered into an employment agreement with Mr. Hodges, dated as of May 23, 2011 and effective June 13, 2011, detailing the terms of his employment as chief financial officer. The employment agreement provided a one year initial term, which term is automatically extended for one year terms on each subsequent anniversary of the effective date. Pursuant to the employment agreement, if Mr. Hodges’s employment is terminated without cause or if Mr. Hodges terminates his employment with us for good reason, Mr. Hodges is entitled to (i) severance pay in the form of his annual base salary in effect as of the date of such termination or resignation paid in 12 equal monthly installments, less standard deductions and withholdings; (ii) any annual discretionary performance cash bonus that has been awarded (but not yet paid) to Mr. Hodges by the Company Board for the calendar year preceding the year of termination; payable when such bonus otherwise would have been paid if his employment were continued through such date; and (iii) provided that Mr. Hodges elects to continue receiving group medical insurance under the COBRA continuation coverage rules, continued payments of the share of the premium for such coverage that the Company pays for active and similarly-situated employees who receive the same type of coverage until the earlier of (A) the one year anniversary of his termination date and (B) the date that his COBRA continuation coverage expires. Provided that such termination occurs in the 12-month period following a change in control, Mr. Hodges’s cash severance payments described in (i) and (ii) of the preceding sentence would be replaced by cash severance equal to an amount equal to one and one-half his base salary and target bonus, paid in 18 equal monthly installments, less standard deductions and withholdings; his COBRA continuation benefits described in (iii) of the preceding sentence would be increased to 18 months; and, in addition to the benefits described in (i), (ii), and (iii) (as modified by this sentence), Mr. Hodges would be entitled to accelerated vesting with respect to any outstanding and unvested stock option award.

Employment Agreement with Sandip Mohapatra

In connection with Mr. Mohapatra’s employment as chief technology officer, the Company entered into an employment agreement with Mr. Mohapatra, dated as of May 26, 2011 and effective March 3, 2011, detailing the terms of his employment as chief technology officer. This employment agreement replaced and superseded a previous employment agreement with Mr. Mohapatra, dated December 13, 2010, pursuant to which he served as our Vice President of Software Engineering. The current employment agreement provided a one year initial term, which term is automatically extended for one-year terms on each subsequent anniversary of the effective date. Pursuant to the employment agreement, if Mr. Mohapatra’s employment is terminated without cause or if Mr. Mohapatra terminates his employment with us for good reason, Mr. Mohapatra is entitled to (i) severance pay in the form of his one-half of his annual base salary in effect as of the date of such termination or resignation paid in six equal monthly installments, less standard deductions and withholdings; (ii) any annual discretionary performance cash bonus that has been awarded (but not yet paid) to Mr. Mohapatra by the Company Board for the calendar year preceding the year of termination; payable when such bonus otherwise would have been paid if his employment were continued through such date; and (iii) provided that Mr. Mohapatra elects to continue receiving group medical insurance under the COBRA continuation coverage rules, continued payments of the share of the premium for such coverage that the Company pays for active and similarly-situated employees who receive the same type of coverage until the earlier of (A) the six month anniversary of his termination date and (B) the date that his COBRA continuation coverage expires. Provided that such termination occurs in the 12-month period following a change in control, Mr. Mohapatra’s cash severance payments described in (i) of the preceding sentence would be replaced by cash severance equal to an amount equal to his annual base salary, paid in 12 equal monthly installments, less standard deductions and withholdings; the applicable COBRA period in (iii) would be extended to 12 months; and in addition to the benefits described in (i), (ii), and (iii) (as modified by this sentence), Mr. Mohapatra would be entitled to accelerated vesting with respect to any outstanding and unvested stock option awards that would have otherwise vested on or before the first anniversary of the date of termination.

Employment Agreement with Atul Garg

In connection with Mr. Garg’s employment as senior vice president, corporate development, the Company entered into an employment agreement with Mr. Garg, dated as of December 21, 2011, effective December 21, 2011, and amended December 12, 2012, detailing the terms of his employment as senior vice president, corporate development. The employment agreement provided a one year initial term, which term is automatically extended for one-year terms on each subsequent anniversary of the effective date. Pursuant to the employment agreement, if Mr. Garg’s employment is terminated without cause or if Mr. Garg terminates his employment with us for good reason, Mr. Garg is entitled to (i) severance pay in the form of his one-half of his annual base salary in effect as of the date of such termination or resignation, paid in a lump sum within 60 days of such termination, less standard deductions and withholdings and (ii) provided that Mr. Garg elects to continue receiving group medical insurance under the COBRA continuation coverage rules, continued payments of the share of the premium for such coverage that the Company pays for active and similarly-situated employees who receive the same type of coverage until the earlier of (A) the six month anniversary of his termination date and (B) the date that his COBRA continuation coverage expires. Provided that such termination occurs in the 12-month period following a change in control, Mr. Garg’s cash severance payments described in (i) of the preceding sentence would be replaced by cash severance equal to an amount equal to his annual base salary, paid in a lump sum within 30 days of such termination, less standard deductions and withholdings; the applicable COBRA period in (ii)(A) would be extended to the 12-month anniversary of his termination date; and, in addition to the benefits described in (i) and (ii) (as modified by this sentence), Mr. Garg would be entitled to accelerated vesting with respect to any outstanding and unvested stock option awards that would have otherwise vested on or before the first anniversary of the date of termination.

Employment Agreement with Keith Omsberg

In connection with Mr. Omsberg’s employment as vice president, general counsel, and secretary, the Company entered into an employment agreement with Mr. Omsberg, dated as of May 6, 2009, effective May 6, 2009, and amended November 3, 2010 and May 4, 2012, detailing the terms of his employment as vice president, general counsel, and secretary. The employment agreement provided a term through May 4, 2014. Pursuant to the employment agreement, if Mr. Omsberg’s employment is terminated without cause or if Mr. Omsberg terminates his employment with us for good reason, Mr. Omsberg is entitled to (i) severance pay in the form of (A) his annual base salary in effect as of the date of such termination or resignation and (B) any accrued prior year bonus not paid prior to the termination, in each case, paid in a lump sum within 30 days of such termination, less standard deductions and withholdings; and (ii) provided that Mr. Omsberg elects to continue receiving group medical insurance under the COBRA continuation coverage rules, continued payments of the share of the premium for such coverage that the Company pays for active and similarly-situated employees who receive the same type of coverage until the earlier of (A) the 12-month anniversary of his termination date and (B) the date that his COBRA continuation coverage expires. Provided that such termination occurs in the twelve-month period following a change in control, the severance pay in (i)(A) in the preceding sentence would be increased to two times the sum of (x) his annual base salary in effect as of the date of such termination or resignation and (y) his average annual bonus paid over the past three years; Mr. Omsberg’s applicable COBRA coverage period would increase to 18 months following the applicable termination date; and, in addition to the payments described in the preceding sentence (as modified by this sentence), Mr. Omsberg would be entitled to accelerated vesting with respect to any outstanding and unvested stock option awards that would have otherwise vested on or before the 18-month anniversary of the date of termination. Mr. Omsberg’s employment agreement also provided that upon a qualifying termination in the 12 months following a change in control, he would be entitled to accelerated vesting of certain unvested stock options, but such stock options have since vested under the terms of the original grants.

Information Regarding Golden Parachute Compensation

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the closing of the Merger occurs on November 1, 2013 and the employment of the executive will terminate without cause or by the executive for good reason on such date. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

Name	Cash(1)	Equity(2)	Perquisites(3)	Total
Alex P. Hart	$1,400,000	$878,919	$15,844	$2,294,764
Jeffrey W. Hodges	$618,750	$625,085	$23,767	$1,267,602
Sandip Mohapatra	$235,000	$458,203	$18,193	$711,396
Atul Garg	$225,000	$330,085	$18,193	$573,278
Keith Omsberg,	$648,060	$207,497	$23,767	$879,324

(1)	Amounts represent: (i) for Mr. Hart and Mr. Hodges, respectively, two times and one and one-half times the sum of (A) annual base salary and (B) and target non-equity incentive plan compensation; (ii) for Mr. Mohapatra and Mr. Garg, one times the annual base salary for each; and (iii) for Mr. Omsberg, two times the sum of (A) annual base salary and (B) the average annual bonus amount paid over the preceding three years. The applicable base salary and bonus numbers are, respectively, for Mr. Hart, $400,000 and $300,000; for Mr. Hodges, $275,000 and $137,500; for Mr. Mohapatra, $235,000 (base salary only); for Mr. Garg, $225,000 (base salary only); and for Mr. Omsberg, $220,000 and $104,030.
(2)	Amounts represent the value of in-the-money options that would vest upon the Transaction (based on Offer Price of $8.35 per share).
(3)	Amounts represent aggregate value of any health benefits that would be received following a qualifying termination within the 12 months following the Transactions.

Employment Agreements Following the Merger

As of the date of this Schedule 14D-9, Parent and Merger Sub have informed the Company that no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Merger Sub or their affiliates regarding employment with the Surviving Corporation. As of the date of this Schedule 14D-9, Parent and Merger Sub have also informed the Company that Parent may retain certain members of the Company’s management team following the Effective Time.

As part of these retention efforts, Parent may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company’s executive officers and other key Company employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the Effective Time.

Director and Officer Indemnification and Insurance

The Company has entered into indemnification agreements (the “Indemnification Agreements”) with each of its directors which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of certain expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by any such person in any action or proceeding by reason of their position as a director, agent or fiduciary of the

Company, the Company Subsidiary or any other company or enterprise that director serves at the Company’s request. This description of the Indemnification Agreements is qualified in its entirety by reference to the form of the Indemnification Agreements filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Until the sixth anniversary of the Effective Time, unless otherwise required by law, Parent has agreed that the certificate of incorporation and bylaws of the Surviving Corporation and the organizational documents of the Company Subsidiary shall contain provisions no less favorable with respect to the elimination of liability of directors and the indemnification of directors, officers, employees and agents in office prior to the date of the Merger Agreement than are set forth in the Company Certificate and Company By-laws (or the organizational documents of the Company Subsidiary) as in effect on the date of the Merger Agreement.

In addition, Parent shall cause the Surviving Corporation to indemnify and hold harmless to the fullest extent permitted by applicable law and, without limiting the foregoing, to the fullest extent required pursuant to the Indemnification Agreements, each present and former director and officer of the Company or the Company Subsidiary (the “Indemnified Parties”) against any costs or expenses (including attorney’s fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to (i) any and all matters pending, existing or occurring at or prior to the Effective Time and (ii) any and all representations and warranties made by Parent and/or Merger Sub under the Merger Agreement, including any claim from any person arising from the Transaction, and any actions taken by Parent and/or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries which is alleged to have rendered the Surviving Corporation and/or any of its Subsidiaries insolvent), in each case, to the fullest extent that the Company and the Company Subsidiary are permitted to indemnify the Indemnified Parties under the DGCL, the Company Certificate and the Company By-laws (or the equivalent documents of the Company Subsidiary) as in effect on the date of the Merger Agreement and any Indemnity Agreement. Without limiting the foregoing, Parent shall cause the Surviving Corporation to advance costs and expenses (including attorneys’ fees) as incurred by any Indemnified Party within 15 days after receipt by Parent of a written request for such advance (subject to receipt of an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a period of at least six years from the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current applicable insurance carrier (the “D&O Insurance”), with terms, conditions, retentions and limits of liability that are no less advantageous in the aggregate than the coverage provided under the Company’s existing policies. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous in the aggregate than the coverage provided under the Company’s existing policies as of the date of the Merger Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable in the aggregate as provided in the Company’s existing policies as of the date of the Merger Agreement. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to the prior sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance.

Arrangements with Principal Stockholders

Stockholder Agreement

Concurrently with the execution of the Merger Agreement, and in consideration thereof, Giant Investment, LLC, a Delaware limited liability company (“Giant”), entered into a Stockholder Agreement (the “Stockholder Agreement”) with Parent and Merger Sub, whereby Giant agreed, subject to the terms and conditions set forth therein, among other things, (i) to tender or cause to be tendered (and not withdraw) all of its Shares owned or thereafter acquired by such stockholder in the Offer, (ii) to vote all of its Shares (a) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated thereby and (b) against (1) approval of any competing takeover proposal and (2) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement, and (iii) not to directly or indirectly, transfer any of its Shares. The Stockholder Agreement will terminate upon the valid termination of the Merger Agreement.

Collectively, as of September 23, 2013, Giant had ownership of an aggregate of 1,799,321 Shares, or approximately 10.7% of the Shares on a fully diluted basis.

The foregoing summary of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholder Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on September 22, 2013, the Company Board unanimously adopted resolutions (i) determining that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger are advisable, fair to and in the best interests of the Company’s stockholders, (ii) authorizing, approving and declaring advisable the Merger Agreement, the Offer and the Merger (pursuant to Section 251(h) of the DGCL) and the other transactions contemplated thereby, and (iii) recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Company Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders, dated October 4, 2013, communicating the Company Board’s recommendation, is attached to this Schedule 14D-9 as Annex AIV. A copy of a joint press release of the Company and Parent, dated September 23, 2013, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Company Board.

Background of the Offer.

From time to time, the Company has, under the supervision of the Company Board, evaluated strategic alternatives to the Company’s business and long-term strategic plan, each with a view towards enhancing stockholder value. Such strategic alternatives have included a possible sale of the Company, potential acquisitions, business combinations with strategic parties, Share repurchases and asset sales.

On January 30, 2013, the Company Board met with members of the Company’s senior management for their regularly scheduled quarterly meeting and discussed, among other things, the Company’s goals, competitive landscape and business risks (including the risk of loss of key clients), and recent industry trends, as well as the strategic alternatives available to the Company. During its executive session, the Company Board determined that a more thorough analysis of the strategic alternatives available to the Company was in the stockholders’ best interest.

On February 7, 2013, the Governance and Nominating Committee met with the law firm of Wilmer, Cutler, Pickering, Hale and Dorr LLP (“WilmerHale”) and discussed the establishment of a board committee to consider corporate development opportunities that may be available to the Company to create and enhance stockholder value. It was the belief of the Governance and Nominating Committee that the use of a board committee for this purpose would provide greater efficiency and convenience in undertaking the review, as compared to having the entire Company Board meet on a regular basis, as well as provide a mechanism for addressing any potential or apparent conflicts of interests that could arise in connection with the evaluation of strategic alternatives.

On February 7, 2013, the Company Board held a meeting during which the directors discussed potential or apparent conflicts of interests that could arise in connection with the evaluation of strategic alternatives and, despite the lack of any immediately apparent conflict of interest, and taking into account the recommendation of the Governance and Nominating Committee, ultimately determined to form a board committee (the “Development Committee”) composed of three independent directors to lead the exploration and review of strategic alternatives, with a goal of enhancing stockholder value. The Company Board appointed James Hale, Morgan Guenther and Charles Berger to serve as members of the Development Committee, with Mr. Hale chairing the Committee due to his prior experience managing complex financial transactions. As an initial matter, the Development Committee decided to primarily focus on corporate development opportunities.

On the same day, the Company Board engaged William Blair & Company, L.L.C. (“William Blair”) to prepare a valuation analysis of the Company and to update the Company Board on the mergers and acquisitions environment broadly and in the electronic payments industry specifically. William Blair was selected to do this work based on, among other considerations, its familiarity with the primary electronic payments industry participants, its knowledge of the mergers and acquisitions market and its familiarity with the Company itself (as William Blair had provided financial advisory services to the Company from time to time in connection with the Company’s periodic review of strategic alternatives). Subsequent to this meeting, William Blair was asked to coordinate its work for the Company Board with the newly formed Development Committee.

On February 21, 2013, the Company Board met with the Company’s senior management and William Blair. After William Blair provided a general overview of the electronic payments industry landscape and the Company’s competitive position, directors Zachary F. Sadek, a principal of Parthenon Capital Partners, the Company’s second largest stockholder, and Philip G. Heasley, Chief Executive Officer of ACI, who was not standing for re-election at the 2013 annual stockholders meeting on March 21, 2013, were then excused from the meeting. The remaining directors then discussed the key drivers for the Company’s growth and various industry growth scenarios and the challenges facing the Company as it tried to organically expand its client base and net revenue, while avoiding losses of key clients due to competitive pricing pressures. William Blair then discussed various valuation analyses for the Company based on management’s forecasts and William Blair’s assumptions regarding the Company’s growth potential and various limiting factors facing the Company and the electronic payments industry as a whole. A discussion ensued about the strategic alternatives available to the Company, including possible acquisition targets for the Company and whether the Company Board should initiate a formal process which could result in the sale of the Company or another strategic transaction in order to enhance stockholder value. Messrs. Sadek and Heasley then joined the meeting and the Company Board discussed various forward-looking financial models for the Company’s business, as well as the competitive landscape and the risks facing the business. The Development Committee reported to the Company Board that it was initially focused primarily on corporate development opportunities, and it was the consensus of the Board that this was appropriate. A list of seven potential acquisition targets was then discussed, along with the anticipated synergies, costs and risks associated with each potential target.

On February 25, 2013, the Development Committee met with William Blair to discuss possible acquisition targets for the Company and whether such a transaction would be accretive to the Company. William Blair identified 16 possible acquisition targets for the Development Committee to consider and presented an analysis of each potential target and whether or not such acquisitions would be accretive to the Company.

On February 28, 2013, the Development Committee held a meeting, which was also attended by the other members of the Company Board, to further discuss potential acquisition targets for the Company. Mr. Alex Hart, the Company’s President, Chief Executive Officer and a Director, presented a list of 13 potential acquisition targets that senior management had identified based on various financial metrics, including revenue and cost synergies that could be realized by the Company, whether or not such acquisitions would be accretive to the Company and whether such acquisitions would provide the Company with the desired revenue and client growth. Discussion followed and those present also discussed a list of five parties who had previously expressed interest in possibly acquiring the Company and whether those parties might still have an interest in acquiring the Company if a sales process were commenced.

On March 5, 2013, the Development Committee held a meeting, which was also attended by Mr. Hart. The Development Committee discussed three potential acquisition targets and whether such acquisitions would be accretive to the Company. After careful consideration and discussion, the Development Committee decided that it would report to the Company Board that it was the consensus of the Development Committee that pursuing an acquisition strategy with these three potential acquisition candidates was not in the best interest of the Company or its stockholders.

On March 12, 2013, the Development Committee met to discuss the qualifications of three financial advisory firms, including William Blair, to assist the Company Board with a potential strategic assessment process, including solicitations of interest from third parties in a possible strategic transaction. The members of the Development Committee discussed a list of items that each firm would be asked to address, including their experience, industry knowledge, familiarity with the Company, resources, potential conflicts of interests, understanding of the mergers and acquisitions market and fees.

On March 15, 2013, the Development Committee met with representatives of the three financial advisory firms regarding the possible strategic assessment process and received presentations from each firm regarding their experience and capabilities in the merger and acquisitions industry and each firm’s qualifications to act as the Company’s financial advisor throughout such a process.

The Development Committee met again on March 18 and 19, 2013, with Mr. Hart and WilmerHale participating. During these meetings, the Development Committee again discussed the Company’s goals, competitive landscape and business risks, recent industry trends and the strategic alternatives available to the Company. Following these discussions, the Development Committee determined to recommend to the Company Board that it initiate a strategic assessment process, including solicitations of interest from third parties in a possible strategic transaction, and that William Blair be engaged as the Company’s financial advisor in connection with the process.

On March 21, 2013, in conjunction with the annual meeting of the stockholders of the Company, the Company Board met to review the deliberations, process and recommendations of the Development Committee to date. WilmerHale participated in the meeting. Mr. Heasley did not participate in the meeting, as he had not been re-nominated for election to the Board. Mr. Hale informed the Company Board that the Development Committee had considered a range of strategic and corporate opportunities that were available to the Company, but that the Development Committee had ultimately decided to recommend to the Company Board that it should initiate a strategic assessment process, including solicitations of interest from third parties in a possible strategic transaction.

On March 28, 2013, the Company Board again met, with WilmerHale participating, to further review the Development Committee’s efforts with respect to a review of the Company’s strategic alternatives and the possible courses of action that the Company could take to enhance stockholder value. The Development Committee noted for the Company Board that the Development Committee had ultimately focused on three courses of action: (1) a strategy of continued organic growth taking advantage of the increasing use of electronic payment methods, (2) augmenting the organic growth strategy with one or more possible acquisitions, and (3) initiating a strategic assessment process, including solicitations of interest from third parties in a possible strategic transaction. The Development Committee then discussed the challenges in identifying attractive acquisition targets and issues related to resource allocation and execution risk posed by such an acquisition. The Development Committee further noted that the consensus of the Development Committee was that the Company did not have the financial capacity to execute an acquisition of the target size preferred by the Development Committee and William Blair, and that the management teams of the various target companies had inflated expectations as to valuation. The Development Committee addressed the Company’s organic growth strategy and noted that the Company faced a competitive business environment with increasing competitive pressures, including with respect to pricing that had caused the loss of one large client in the past 12 months, and that the Company would likely have to undertake significant technology projects in order to develop the ability to grow its customer base organically, while avoiding further losses of significant clients. Finally, the Development Committee discussed various issues related to the potential sale of the Company. Following discussion, the Development Committee noted for the Company Board that it favored pursuing a strategic assessment process, including solicitations of interest from third parties in a possible strategic transaction, as the strategic alternative that the Committee believed was more likely to create the most value for the Company’s stockholders. The Development Committee explained to the Company Board that this decision was based on (1) the belief that there was significant activity in the mergers and acquisitions market for transactions involving payments companies, (2) prior interest shown by various parties in a possible transaction involving the Company, (3) valuations that could be expected based on the Company’s earnings growth, and (4) the preliminary valuation analysis presented by William Blair on February 21, 2013. Following discussion, the Company Board approved the initiation of a strategic assessment process, including solicitations of interest from third parties in a possible strategic transaction. The Company Board then discussed the retention of William Blair as its financial advisor in connection with the process. Following discussion, and based on, among other considerations, William Blair’s familiarity with the primary electronic payments industry participants, its extensive expertise in handling transactions in this area and its familiarity with the Company itself, the Company Board authorized the retention of William Blair.

The Development Committee met on each of April 5, 2013, April 8, 2013 and April 30, 2013, with WilmerHale present, to discuss Mr. Sadek’s request to be permitted to be present during Development Committee and Company Board meetings at which the Company’s strategic assessment process was discussed. During such meetings, the Development Committee discussed the fact that Mr. Sadek had previously assured the Development Committee that Parthenon Capital Partners, Mr. Sadek’s employer, did not intend to acquire the Company. In response, the Development Committee suggested that a standstill agreement would be appropriate under the circumstances. The Company and Parthenon Capital Partners entered into a standstill agreement on May 6, 2013.

On May 7, 2013, the Development Committee met again to consider whether to permit Mr. Sadek to participate in the Development Committee’s meetings, as well as meetings of the Company Board in which the sale of the Company was to be discussed. The Development Committee decided that, in light of Parthenon’s entering into a standstill agreement with the Company, it was appropriate for Mr. Sadek to participate in meetings of the Development Committee and the Company Board at which the sale of the Company was discussed.

On May 8, 2013, the Company Board met with William Blair, during which meeting William Blair summarized the timing and logistics relating to a sales process and reviewed with the Company Board the proposed marketing materials that would be distributed to parties that might be interested in pursuing a transaction involving the Company. William Blair also discussed certain possible strategic acquirers.

Throughout mid-May, June and July of 2013, William Blair contacted 79 potential acquirers, 40 of which were potential strategic acquirers and 39 of which were financial sponsors, to gauge their interest in a possible transaction involving the Company. The Company ultimately provided confidential information to, and executed confidentiality and standstill agreements with, 39 parties during this period, 12 of which were potential strategic acquirers and 27 of which were financial sponsors. The majority of the confidentiality and standstill agreements contain a standstill provision (a “standstill”) preventing the potential bidder from offering to purchase Shares for two years, without the written invitation of the Company Board. In addition, the confidentiality agreements contain a provision stating that a potential bidder is not permitted to ask for a waiver of the standstill (a “no-ask, no-waiver” provision). However, the Merger Agreement permits the Company Board to waive such provisions if the Company Board determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary obligations.

On June 20, 2013, the Company Board met to discuss the progress of the strategic assessment process and to evaluate law firms that could act as the Company’s legal counsel. The Company Board noted the fact that the Development Committee had interviewed and met with several law firms, including Kirkland & Ellis LLP (“K&E”). The Company Board next discussed the qualifications, experience, costs, potential conflicts and other issues related to the Company’s representation. Subject to the Company Board’s approval, the Development Committee recommended that K&E be engaged to represent the Company in the strategic assessment process and any other matters that were incidental to the process.

On June 21, 2013, the Company Board met and further discussed the issues raised in the June 20, 2013 meeting and ultimately determined to retain K&E as legal counsel to represent the Company in a potential transaction.

On June 27, 2013, William Blair received non-binding preliminary indications of interest from 15 parties, including five financial sponsors and 10 potential strategic acquirers, including ACI. The preliminary indications of interest presented a range of transaction prices from $6.22 to $9.65 per Share on a fully diluted basis, with ACI proposing to acquire the Company at a price per share of $8.10 per Share.

On June 28, 2013, the Company Board met with William Blair to review the 15 indications of interest. Following this review and a discussion of the proposed acquisition prices, diligence efforts and financing contingencies of each of the prospective acquirers, the Company Board instructed William Blair to invite nine parties, including ACI, to attend in-person and telephonic meetings and presentations by the Company’s management with respect to the Company’s business plan and financial performance, which were scheduled to be held between July 11, 2013 and July 23, 2013.

Beginning on July 16, 2013, William Blair provided access to a virtual data room to the nine interested parties selected to proceed by the Company Board.

On July 17, 2013, the Development Committee met with K&E to discuss the material terms of a Merger Agreement to be used to solicit formal proposals, including the various representations and warranties that the Company would be required to make in the Merger Agreement.

On July 19, 2013, the Development Committee met with K&E and William Blair to discuss the status of the strategic assessment process, recent communications received by William Blair from the various bidders regarding due diligence and timing of management meetings, and the plan for distributing final bid instructions and other materials to the various interested parties.

Between July 23, 2013 and August 8, 2013, members of the Company’s management and William Blair and K&E held in person and telephonic meetings with potential acquirers regarding follow up questions as to the Company’s performance, forecasts and the financial due diligence requests submitted by the various interested parties.

On July 23, 2013, the Development Committee met, along with Messrs. Hart and Sadek and Mrs. Katherine Schipper, to discuss the status of the strategic assessment process and to receive an update from William Blair regarding communications with potential buyers and responses received to date. William Blair discussed in further detail with the Development Committee the status of the virtual data room, the parties that had been granted access to the data room, the status of management’s meetings and discussions with the various interested parties and that one financial sponsor had communicated to William Blair that it would not be continuing in the process due to the fact that their proposed purchase price was less than the Company’s then-current trading price (which generally traded in July at or slightly below $7.00 per Share). K&E then reviewed certain terms and conditions of the draft Merger Agreement that had been distributed to participants in the sales process. Following this meeting, William Blair mailed a letter to the eight participants in the process (one of the nine participants initially selected having withdrawn from the process) that contained instructions for submitting definitive proposals to acquire the Company and mark-ups of the draft Merger Agreement that had been prepared by K&E.

On July 30, 2013, the Development Committee met with William Blair. William Blair updated the Development Committee on the status of the strategic assessment process, noting that a number of strategic buyers were conducting thorough due diligence on the Company. K&E then again reviewed certain terms and conditions of the draft Merger Agreement that had been distributed to participants in the process.

On August 13, 2013, a financial sponsor (“Financial Buyer A”) submitted to William Blair a definitive written proposal to acquire the Company at a price per share of $8.50. Financial Buyer A communicated to William Blair that it was unwilling to submit a mark-up of the Merger Agreement, that its proposal was subject to the receipt of third-party financing and that it had significant additional due diligence to conduct before it would be ready to consummate a transaction. William Blair asked Financial Buyer A to complete its due diligence as expeditiously as possible so as to allow the Company to evaluate all potential acquirers on equal terms. Later this day, Financial Buyer A informed William Blair that it would no longer be participating in the sales process due to the competition presented by potential strategic buyers.

On August 15, 2013, ACI submitted to William Blair a definitive written proposal to acquire the Company at a price per Share of $8.10, along with a mark-up of the Merger Agreement from ACI’s legal counsel at Jones Day (“Jones Day”).

On August 16, 2013, the Company Board met with senior management of the Company, and William Blair and K&E. During this meeting, William Blair provided an overview of the various proposals received to date and updated the Company Board on the Company’s year-to-date performance. K&E discussed with the Company Board the strategic assessment process and expected timing to consummate a transaction.

On August 17, 2013, a strategic acquirer (“Strategic Buyer 1”) submitted to William Blair an initial non-binding indication of interest to acquire the Company at a price per Share ranging from $8.00 to $8.75. Strategic Buyer 1 submitted its initial proposal without a mark-up of the Merger Agreement.

During August 2013, ACI continued to perform due diligence activities with respect to the Company’s business and customers.

On August 30, 2013, William Blair and ACI spoke about ACI’s diligence process to date and a possible acquisition of the Company by ACI. Later on that same day, William Blair received a revised definitive proposal from ACI to acquire the Company at a price per Share of $8.25. William Blair communicated ACI’s revised proposal to the Development Committee via email and informed the Development Committee that ACI was planning to hold a meeting of its board of directors on September 12, 2013.

On September 6, 2013, the Company Board held a meeting with senior management of the Company and William Blair and K&E. During this meeting, William Blair informed the Company Board that of the nine parties that had been invited to attend in-person meetings with the Company’s management, six such parties had subsequently told William Blair that they would not be submitting final bids to acquire the Company for various reasons, including an inability to meet such parties’ originally proposed acquisition prices and an inability to propose an acquisition price that such parties’ believed the Company Board would find attractive. The Company Board next discussed the three acquisition proposals that had been received to date (ACI’s proposal at $8.25 per share, which included a definitive mark-up of the Merger Agreement, Financial Buyer A’s proposal at $8.50 per Share, which had been withdrawn, and Strategic Buyer 1’s proposal at $8.00 to $8.75 per Share, which did not include a contract mark-up) and the pros and cons of each such proposal, as well as each party’s level of activity in the virtual data room and, based on such activity, William Blair’s perspective as to where the parties stood in their due diligence activities. The Company Board instructed William Blair to communicate to all parties that their due diligence activities should be concluded and mark-ups of the Merger Agreement should be submitted as soon as possible. K&E then discussed the revisions to the Merger Agreement proposed by ACI. At the conclusion of the meeting, William Blair was instructed to call ACI and indicate that its price was not compelling and that certain provisions of the Merger Agreement that it was seeking were not acceptable, particularly the size of the termination fee (4% of equity value) and the closing conditions regarding pending litigation and the status of the Company’s financial statements. The Company Board noted that, in addition to William Blair speaking with ACI, the Chairman of the Company Board should attempt to speak with ACI to encourage ACI to raise its offer price. Later that day, William Blair communicated the Company Board’s message to ACI.

Following the September 6th meeting of the Company Board, William Blair also requested that Strategic Buyer 1 seek to finish its diligence activities and provide a mark-up of the Merger Agreement.

On September 7, 2013, ACI called William Blair and informed William Blair that it was not willing to increase its indicated price at that time and that it was not willing to give up certain closing conditions in the Merger Agreement that it had requested, but indicated that it could potentially be flexible with respect to certain other provisions.

On September 9, 2013, the Chairman of the Company Board spoke with ACI’s President and Chief Executive Officer, regarding the adequacy of its current offer price of $8.25 per Share and noting that the Company needed to receive ACI’s best and final offer to acquire the Company in order for the Company to determine to proceed to finalize a potential transaction with ACI.

Later on that same day, ACI submitted to William Blair a revised acquisition proposal to acquire the Company at a price per share of $8.35.

Later on that same day, the Company Board met with senior management and William Blair and K&E to discuss the status of the strategic assessment process. The Company Board discussed the merits of each proposal, including the price per Share, legal terms and conditions and the recent movement of the Company’s stock price. William Blair noted the premium to the Company’s historical trading price that the revised ACI bid represented. William Blair informed the Company Board that, after conducting additional diligence activities, Strategic Buyer 1 had told William Blair that they would not be able to submit a proposal within the range it had initially indicated and that were it to submit a final proposal it would be at a price per Share below $8.00.

On September 15, 2013, the Development Committee and Messrs. Hart and Sadek met with William Blair and K&E to discuss the status of the various proposals received and whether any of the potential acquirers might raise their offer price. K&E discussed their ongoing negotiations with Jones Day regarding the terms of the Merger Agreement, including the closing conditions, the termination provisions and the termination fee, the tender offer structure and the preparation of the Schedule 14D-9.

On September 16, 2013, K&E held a conference call with Jones Day to discuss the terms and conditions of the Merger Agreement. During this call, K&E discussed with Jones Day the proposed termination fee (4% of equity value) and requested that it be reduced.

On September 17, 2013, the Development Committee met with William Blair and K&E. During this meeting, K&E discussed the status of the Merger Agreement and recent movements in the Company’s stock price and trading volume. The Company Board discussed whether to request a price increase or provide additional flexibility to the Company to solicit alternative transactions following the signing of an agreement. Following discussion, the Company Board determined to pursue both of these options and instructed William Blair to contact ACI to discuss the requests.

Also on September 17, 2013, K&E received a draft Stockholder Agreement (the “Stockholder Agreement”) from Jones Day, pursuant to which Giant Investment, LLC (an affiliate of Parthenon Capital Partners) would agree to tender their Shares into the Offer.

On September 18, 2013, William Blair spoke with ACI regarding the price and other revisions to the Merger Agreement that the Company had requested, particularly with respect to the size of the termination fee and the closing condition related to pending litigation. ACI indicated that $8.35 was its best and final price, but said it would consider the other changes. Later that day, ACI informed William Blair that it was not prepared to agree to the requested changes.

Later on that same day, the Development Committee met with William Blair and K&E. During this meeting, William Blair reported back to the Development Committee that ACI was unwilling to raise its proposed price and that it was not prepared to make the requested changes to the Merger Agreement. In light of these facts, the Development Committee considered certain revisions to the Merger Agreement suggested by K&E that could make the terms of the Merger more favorable to the Company.

On September 19, 2013, K&E and Jones Day spoke by telephone to negotiate certain open items in the Merger Agreement, including the size of the termination fee and the Stockholder Agreement. During the course of the day on September 20 and 21, 2013, K&E and Jones Day continued to negotiate and exchange drafts of the Merger Agreement and the Stockholder Agreement.

Also on September 20, 2013 the Development Committee held a teleconference with William Blair and K&E. During this teleconference, K&E discussed the status of the Merger Agreement and negotiations with Jones Day. K&E also discussed with the Development Committee certain conditions to the consummation of the Merger proposed by Jones Day, particularly that ACI would not be required to complete the transaction in the event of certain litigation or other legal proceedings and in the event that the Company’s financial statements were withdrawn or similar events occurred. The Company’s stock price was discussed and whether in light of its recent movement ACI’s offer of $8.35 per Share was fair to the Company’s stockholders. Following this discussion, William Blair confirmed for the Company Board that it would be able to render a fairness opinion with respect to ACI’s bid to acquire the Company at a price per Share of $8.35.

On September 21, 2013, the Company Board held a telephonic meeting, in which senior management and K&E and William Blair participated. William Blair reviewed for the Company Board the Company’s strategic alternatives review process. William Blair then reviewed its financial analysis of the proposed transaction with the Company Board and delivered its oral opinion, which was later confirmed in writing, that, as of the date of the opinion, and subject to the various factors, assumptions, and limitations set forth in William Blair’s written opinion, the $8.35 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. A discussion of William Blair’s analysis is described under “—Opinion of the Company’s Financial Advisor”. K&E then provided a review of the directors’ fiduciary duties under Delaware law and an overview of the terms of the Merger Agreement and Stockholder Agreement. After considering the foregoing and the factors set forth under “—Reasons for the Recommendation of the Company Board” below, the Company Board resolved, by unanimous vote, that the terms of the Merger Agreement, including the Offer and the Merger, were fair to and in the best interests of the Company and its stockholders, and unanimously approved the Merger Agreement, the Offer and the Merger and resolved to recommend that the holders of Shares accept the Offer and tender their Shares.

Thereafter, K&E and Jones Day continued to negotiate and finalize the Merger Agreement throughout the day on September 22, 2013 and the parties executed the Merger Agreement in the early morning of September 23, 2013. On September 23, 2013, before the opening of trading on the NASDAQ, the Company and ACI issued a joint press release announcing the execution of the Merger Agreement.

The Offer was commenced by ACI on October 4, 2013 and this Schedule 14D-9 was filed that same day.

Reasons for the Recommendation of the Company Board.

In evaluating the Merger Agreement, the merger and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement, the Company Board considered numerous factors in consultation with the Company’s senior management, and its legal and financial advisors, including the following, each of which the Company Board believes supported its determinations:

•	Cash Tender Offer; Certainty of Value; Liquidity. The Company Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger was all cash and considered the certainty of value of such cash consideration. The Company Board also considered the historic trading volumes of the Shares and that the Offer and the Merger would provide liquidity to all holders of Shares.

•	Financial Terms; Premium to Closing Price. The Company Board considered:

•	The historic trading ranges of the Shares and the potential trading range of the Shares, and the potential impact of takeover speculation, among other factors, on such ranges;

•	The fact that the Offer Price of $8.35 exceeds the price per share paid for 99.2% of the volume of the Shares traded in the last three years preceding the Merger;

•	The fact that the Offer Price represented a premium/(discount) to the closing price of approximately:

•	(1.8%) to the closing price on September 20, 2013, the last trading day prior to the announcement of the Offer;

•	3.0% to the closing price one month prior to the announcement of the Offer;

•	17.6% to the closing price 60 days prior to the announcement of the Offer;

•	21.5% to the closing price 90 days prior to the announcement of the Offer;

•	44.2% to the closing price 180 days prior to the announcement of the Offer; and

•	71.5% to the closing price 360 days prior to the announcement of the Offer;

•	The fact that despite a thorough and rigorous process (as described more fully in the section titled “—Background of the Offer”) no other potential bidder submitted a definitive proposal to acquire the Company at a higher price per share, with several bidders indicating either that they could not support a valuation even equal to the then-current trading price of the Shares, or that would be acceptable to the Company Board or that they were not willing to participate in a process at a valuation range that would be acceptable to the Company Board:

•	The fact that the Offer Price is approximately 3.1% higher than the price included in the initial proposal received from ACI on June 27, 2013, of $8.10 per Share; and

•	The Company Board’s belief that, based on the history of the Company’s negotiations with ACI, it had obtained ACI’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•	William Blair Fairness Opinion. The Company Board considered the financial analysis provided by William Blair, including its opinion that, as of September 21, 2013, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Offer Price to be paid to the holders of Shares pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. For more information about William Blair’s opinion, see below under the heading “—Opinion of the Company’s Financial Advisor.”

•	Availability of Appraisal Rights. The Company Board considered the fact that statutory appraisal rights under the DGCL would be available in the cash-out Merger for stockholders who do not tender their shares in the Offer.

•	Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as an independent public company based on the Company’s management projections and the Company’s management views as to the likelihood of achieving those projections (as more fully described in the section titled “Financial Projections” below). The Company Board also discussed the benefits to the Company’s stockholders of an acquisition without being subject to the risks referred to above.

•	Strategic Alternatives. The Company Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company or pursuing other alternatives, including pursuing organic growth, a stock repurchase, one or more strategic acquisitions, particularly in light of the range of potential benefits to the Company’s stockholders of these alternatives and the assessment that no other alternatives were reasonably likely to create greater value for the Company’s stockholders, taking into account risk of execution as well as business, competitive, industry and market risk. The Company actively sought interest and proposals from 79 parties, which consisted of both strategic and financial buyers who have the financial capacity to acquire the Company, and did not receive any offer that provided more value to stockholders than the Merger Agreement (as more fully described above in the section titled “—Background of the Offer”).

•	Market Check; Alternative Proposals. The Company Board’ considered its belief that the Offer Price was the highest price reasonably attainable by the Company’s stockholders in a sale of the Company, considering potentially interested third parties and strategic opportunities. The Company Board also considered its view that the Company, with the assistance of its advisors, negotiated the highest price per Share that ACI was willing and able to pay, and that the Company, with the assistance of William Blair, identified and contacted a significant number of potential acquisition partners, including both strategic parties and financial parties, to obtain the best value reasonably available to the Company’s stockholders. The Company Board also considered the fact that, while there were preliminary discussions and meetings with several potential third party acquirors, each of the parties ultimately indicated that they were not interested in acquiring the Company or participating in a sales process at a price as high or higher than $8.35 per Share.

•	Terms of the Merger Agreement. The Company Board believed that, taken as a whole, the provisions of the Merger Agreement were favorable to the Company’s stockholders. In particular:

•	Ability to Consider Alternative Transactions and to Terminate the Merger Agreement. The Company Board considered that it would be permitted to furnish non-public information and engage in discussions and negotiations with any third party that provided to the Company an unsolicited proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes, or could reasonably be expected to lead to, a superior proposal. The Company Board also considered that it would be able to terminate the Merger Agreement to enter into an acquisition agreement with respect to a superior proposal and noted that the exercise of this right would require the Company to pay ACI a termination fee of $5,200,000.

•

Ability to Change Recommendation to Stockholders. The Company Board considered that it retained the ability to withdraw, modify or qualify its recommendation to stockholders of the Company if it determines in good faith (after consultation with its financial advisor and outside legal counsel) that a failure to do so is reasonably likely to be inconsistent with its fiduciary duties in response to either a superior proposal or a material development, fact, change, event, effect, occurrence or circumstance with respect to the Company that was not known or reasonably foreseeable as of the date on which the Merger Agreement was executed and prior to the Acceptance Time. The Company Board also noted that the exercise of this right would give ACI the right to terminate the Merger Agreement and require the Company to pay ACI a termination fee of $5,200,000.

•	Termination Fee. The Company Board also considered the termination fee of $5,200,000, approximately 3.5% of the fully diluted equity value of the Company, that could become payable pursuant to the Merger Agreement under certain circumstances. The Company Board believed that ACI’s requirement that it receive a termination fee in such amount under the agreed circumstances was reasonable, and it did not believe that the termination fee would likely deter third parties from making a competing proposal for the Company.

•	Specific Performance and Monetary Damages. The Company Board considered that the Company would be entitled to seek specific performance or monetary damages in the event that ACI breaches the Merger Agreement or fails to complete the Offer when required to do so.

•	Likelihood of Consummation. The Company Board considered the likelihood that the Merger would be consummated. In particular:

•	the absence of any financing condition to consummation of the Offer or the Merger;

•	the fact that the consummation of the Offer is conditioned on a majority of the fully diluted Shares being validly tendered (and not properly withdrawn) in the Offer and that such minimum tender condition could not be waived by Merger Sub;

•	the fact that approximately 10.7% of the outstanding Shares have agreed, subject to certain terms and conditions, to tender their Shares in the Offer pursuant to a Stockholder Agreement;

•	the fact that there are relatively few conditions to the Offer and the Merger and that the only material regulatory filings that would be required to consummate the Offer and the Merger are the filing of a pre-merger notification form pursuant to the HSR Act;

•	the Company Board’s expectation that there would be no significant antitrust or other regulatory impediments and that there are no third party consents that are conditions to the Offer or the Merger;

•	the fact that Merger Sub is required, subject to certain exceptions, to extend the Offer in certain circumstances;

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

•	the Company’s ability under the Merger Agreement to pursue damages.

•	Negotiations of Merger Agreement. The Company Board considered the fact that the Merger Agreement was negotiated at arm’s-length between the Company and ACI with the assistance of their respective legal and financial advisors.

•	Tender Offer Structure. The Company Board considered the fact that the Offer followed by the second-step Merger for the same cash consideration would likely enable holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction. The Company Board also considered the availability of Section 251(h) under the DGCL, which would permit Merger Sub to close the Merger under the DGCL more quickly than alternative structures.

•	Stockholder Agreement. The Company Board considered the fact that Giant Investment, LLC, a highly sophisticated investor that owns approximately 10.7% of the outstanding Shares on a fully diluted basis, and who has a representative on the Company Board, has agreed to tender its Shares in the Offer.

•	Reputation of ACI. The Company Board considered the business reputation of ACI and its management, that ACI has sufficient financial resources to complete the Offer and the Merger through its existing cash balances and available borrowings, including from expansion of its existing credit lines, money markets and capital markets transactions, and the prior experience of ACI in completing acquisitions of other companies.

The Company Board also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the merger agreement, including the following:

•	Stock Price. The Company Board considered the fact that the Offer Price of $8.35 per Share represented a discount of approximately 1.8% to the closing price of the Shares on September 20, 2013, the last trading day prior to the execution of the Merger Agreement.

•	Risk of Non-Consummation. The Company Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting public announcement of termination of the Merger Agreement on:

•	The market price of the Shares. In that regard, the Company Board noted that the market price could be affected by many factors, including (i) the reason or reasons for which the Merger Agreement was terminated and whether such termination resulted from factors adversely affecting the Company, (ii) the possibility that, as a result of the termination of the Merger Agreement, the marketplace would consider the Company to be an unattractive acquisition candidate, and (iii) the possible sale of Shares by short-term investors following an announcement of termination of the Merger Agreement;

•	The Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment; and

•	The Company’s ability to attract and retain key personnel.

•	Possible Disruption of Business. The Company Board considered the possible disruption to the Company’s business that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management and employees. The Company Board also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger. The Company Board believed that it was likely that these risks would be minimized as a result of the transaction being structured as a tender offer, which could result in a reasonably prompt consummation of the Transactions.

•	Offer and Merger Consideration Taxable. The Company Board considered that the cash consideration to be received by the Company’s stockholders in the Offer and the Merger would be taxable to the stockholders. The Company Board believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due.

•	Future Growth. The Company Board considered the fact that if the proposed Merger is consummated, the Company would no longer exist as an independent company, and the Company’s stockholders would no longer participate in the future growth and profits of the Company. The Company Board concluded that providing the Company’s stockholders the opportunity to sell their Shares at an attractive price currently was preferable to remaining as an independent public company in which the holders of such Shares would have a speculative potential for future gain.

•	Restrictions on Soliciting Proposals. The Company Board considered that the Merger Agreement imposes restrictions on soliciting acquisition proposals from third parties. However, based upon the process to identify potential alternative acquirers as described above in section titled “—Background of the Offer”, the Company Board believed it had a basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

•	Interests of Directors and Officers that are Distinct from the Interest of the Company’s Stockholders. The Company Board considered the interests of certain members of senior management and the members of the Company Board, in the Offer and the Merger, which interests may be different from, or in addition to, those of the Company’s stockholders. For more information about such interests, see below under the heading “—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks and uncertainties of the Offer and the Merger.

The foregoing discussion of factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Company Board may have given different weight to different factors.

Opinion of the Company’s Financial Advisor.

William Blair was retained to act as financial advisor to the Company Board in connection with the proposed acquisition. As part of its engagement, the Company Board requested William Blair render an opinion to the Company Board as to whether the Offer Price to be received by the Company’s stockholders (other than ACI) was fair to such stockholders, from a financial point of view. On September 21, 2013, William Blair rendered its oral opinion to the Company Board and subsequently confirmed in writing on September 22, 2013, as to the fairness, from a financial point of view, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its opinion, to the Company’s stockholders of the Offer Price to be received by those stockholders.

The full text of William Blair’s written opinion, dated September 22, 2013, is attached as Annex II to this Schedule 14D-9 and incorporated herein by reference. You are urged to read the entire opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by William Blair in rendering its opinion. The analysis performed by William Blair should be viewed in its entirety; none of the methods of analysis should be viewed in isolation. William Blair’s fairness opinion was directed to the Company Board for its benefit and use in evaluating the fairness of the Offer Price to be received pursuant to the Merger Agreement and relates only to the fairness, as of the date of William Blair’s fairness opinion and from a financial point of view, of the Offer Price to be received by the Company’s stockholders in the proposed Offer and Merger pursuant to the Merger Agreement. William Blair’s fairness opinion does not address any other aspects of the proposed acquisition or any related transaction, and does not constitute a recommendation to any of the Company’s stockholders as to whether to tend its shares in the Offer or how that stockholder should vote with respect to the Merger Agreement or the proposed acquisition. William Blair did not address the merits of the underlying decision by the Company to engage in the proposed acquisition. The following summary of William Blair’s fairness opinion is qualified in its entirety by reference to the full text of William Blair’s fairness opinion.

In connection with William Blair’s fairness opinion, William Blair examined or discussed, among other things:

•	the Merger Agreement;

•	audited historical financial statements of the Company for the three fiscal years ended September 30, 2010 through 2012;

•	unaudited financial statements of the Company for the three months ended and nine months ended June 30, 2012 and 2013;

•	certain internal business, operating and financial information and financial forecasts of the Company for the fiscal years 2013 through 2017 prepared by the Company’s senior management;

•	information regarding publicly available financial terms of certain other business combinations William Blair deemed relevant;

•	the financial position and operating results of the Company compared with those of certain other publicly traded companies William Blair deemed relevant;

•	the current and historical market prices and trading volumes of the Shares; and

•	certain other publicly available information on the Company.

William Blair also held discussions with certain members of the senior management of the Company to discuss the foregoing and other matters which it deemed relevant to its inquiry. In connection with William Blair’s engagement, William Blair was requested to approach, and held discussions with, third parties to solicit indications of interest for a possible acquisition of the Company.

In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of William Blair’s fairness opinion including, without limitation, the financial forecasts. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of the Company. William Blair was advised by the senior management of the Company that the financial forecasts examined by William Blair were reasonably prepared on a basis reflecting the best estimates then available to, and judgments of, the Company’s senior management. In that regard, William Blair assumed, with the consent of the Company’s senior management, that all of the Company’s material assets and liabilities (contingent or otherwise) were as set forth in its financial statements or other information made available to William Blair. William Blair’s analysis took into account its discussions with the Company Board and management of the Company, including factors and circumstances discussed with the Company Board surrounding the financial forecasts.

William Blair expressed no opinion with respect to the financial forecasts or the estimates and judgments on which they were based. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation of any of the Company’s officers, directors or employees (or any class of such persons) relative to the Offer Price to be received by the Company’s stockholders. William Blair expressed no opinion as to any terms or other aspects of the proposed acquisition (other than the Offer Price to be received by the Company’s stockholders to the extent specified in William Blair’s fairness opinion), including, without limitation, the form or structure of the proposed acquisition or the accounting consequences thereof. William Blair’s opinion did not address the relative merits of the proposed acquisition as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.

William Blair’s fairness opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of its opinion. Although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm William Blair’s fairness opinion. William Blair relied as to all legal matters on advice of counsel to the Company and assumed the proposed acquisition would be consummated on the terms described in the Merger Agreement, without any amendment or waiver of any material terms or conditions by the Company.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Company Board the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at William Blair’s fairness opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair. The order of the summaries of the analyses described below does not represent the relative importance or weight given to those analyses by William Blair.

Selected Public Company Analysis.

William Blair reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for certain publicly traded companies providing payment processing services. William Blair selected these companies because they are publicly traded companies with general business, operating and financial characteristics that William Blair deemed reasonably comparable to those of the Company. The companies selected by William Blair were: (i) ACI Worldwide, Inc.; (ii) Bottomline Technologies, Inc.; (iii) Euronet Worldwide Inc.; (iv) Fidelity National Information Services, Inc.; (v) Fiserv, Inc.; (vi) Global Payments Inc.; (vii) Heartland Payment Systems, Inc.; (viii) Jack Henry & Associates Inc.; (ix) Total System Services, Inc.; and (x) Vantiv, Inc.

Among the information William Blair considered were net revenue and adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”). In calculating adjusted EBITDA, William Blair adjusted for certain non-cash items including stock-based compensation, as applicable. William Blair considered the enterprise value for each company, which William Blair calculated as the equity value of the company, plus total debt, minority interest and preferred shares, less cash and cash equivalents. The equity value of each company was calculated using the share price multiplied by the fully diluted shares outstanding as of September 20, 2013 (the common shares outstanding and in-the-money common shares equivalents calculated using the treasury method). William Blair considered the enterprise value as a multiple of net revenue and adjusted EBITDA for each company for the last 12-month (“LTM”) period for which results were publicly available and as a multiple of calendar year revenue and adjusted EBITDA estimates for 2013. The operating results and the corresponding derived multiples for the selected public companies were based on each company’s most recent publicly available financial information, closing share prices as of September 20, 2013 and consensus Wall Street equity research analysts’ estimates for calendar year 2013, as well as, for the Company only, the Company’s senior management’s estimate of net revenue and adjusted EBITDA for calendar year 2013.

William Blair then used the implied enterprise value based on the terms of the proposed acquisition to derive implied valuation multiples for the Company based on net revenue and adjusted EBITDA for the 12-month period ended June 30, 2013 and estimates for fiscal year 2013 and calendar year 2013. The Company’s net revenue excludes revenue related to the Voice and Systems Automation (“VSA”) segment, which William Blair was informed by the Company is winding down and will not contribute to future financial results. EBITDA was adjusted for stock-based compensation, restructuring and severance charges and also excludes financial results from VSA. The Company’s balance sheet cash was adjusted to exclude settlement cash.

William Blair then compared the multiples implied for the Company based on the terms of the proposed acquisition to the range of trading multiples for the selected public companies. Although William Blair compared the trading multiples of the selected public companies to those implied for the Company, none of the selected public companies is directly comparable to the Company. Accordingly, any analysis of the selected public companies involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of trading multiples of the selected public companies. Information regarding the multiples derived from William Blair’s selected public company analysis is set forth in the following table.

	Proposed Transaction Multiples	Selected Public Companies Valuation Multiples
		Minimum	Mean	Median	Maximum
Enterprise Value / LTM Net Revenue	2.51x	1.55x	3.20x	3.10x	5.37x
Enterprise Value / CY 2013E Net Revenue	2.41x	1.47x	3.00x	2.98x	4.95x
Enterprise Value / LTM Adjusted EBITDA	17.0x	8.3x	11.5x	10.8x	18.5x
Enterprise Value / CY 2013E Adjusted EBITDA	12.7x	8.7x	10.7x	10.6x	15.2x

William Blair noted for the Company Board that the implied multiples for the proposed acquisition were above the mean and median EBITDA multiples for the selected public companies. Also, William Blair noted for the Company Board that the implied multiples for the proposed acquisition were within the range of revenue multiples for the selected public companies.

Selected Precedent Transactions Analysis.

William Blair performed an analysis of selected precedent transactions consisting of transactions announced since January 1, 2009 and focused primarily on target companies providing payment processing services that William Blair deemed relevant. William Blair did not take into account any announced transactions that were subsequently abandoned or otherwise not consummated. Furthermore, William Blair did not take into account any announced or consummated transaction whereby relevant financial information was not publicly disclosed and available.

William Blair’s analysis was based on publicly available information regarding such transactions. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The transactions that were examined were (target/acquiror): (i) ChoicePay, Inc. / Tier Technologies, Inc. (January 2009); (ii) Metavante Technologies, Inc. / Fidelity National Information Services, Inc. (April 2009); (iii) Goldleaf Financial Solutions, Inc. / Jack Henry & Associates, Inc. (August 2009); (iv) Fundtech Ltd. / GTCR, LLC (September 2011); (v) S1 Corporation / ACI Worldwide, Inc. (October 2011); (vi) Open Solutions Inc. / Fiserv, Inc. (January 2013); and (vii) Online Resources Corp. / ACI Worldwide, Inc. (January 2013).

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of the target as a multiple of its revenue and adjusted EBITDA for the LTM period prior to the announcement of the respective transaction. William Blair compared the resulting range of transaction multiples of revenue and adjusted EBITDA for the selected transactions to the implied transaction multiples of LTM Net Revenue and adjusted EBITDA for the Company based on the terms of the proposed acquisition. Information regarding the multiples from William Blair’s analysis of the selected transactions is set forth in the following table:

	Proposed Transaction Multiples	Precedent Transactions Valuation Multiples
		Minimum	Mean	Median	Maximum
Enterprise Value / LTM Net Revenue	2.51x	0.81x	1.87x	2.15x	3.03x
Enterprise Value / LTM Adjusted EBITDA	17.0x	6.1x	9.0x	8.8x	14.4x

William Blair noted for the Company Board that the implied adjusted EBITDA multiple for the proposed acquisition is above the range of EBITDA multiples for the selected precedent transactions. William Blair also noted for the Company Board that the implied revenue multiple for the proposed acquisition is within the range of revenue multiples for the selected precedent transactions.

Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples of the Company, none of these transactions or associated companies is directly comparable to the proposed acquisition or the Company. William Blair noted for the Company Board that many of the transactions it analyzed were for companies with enterprise values significantly larger than the implied enterprise value for the Company. Accordingly, this involved several considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors therein.

Discounted Cash Flow Analysis.

William Blair utilized the financial forecasts to perform a discounted cash flow analysis to estimate the present value as of September 30, 2013 of the Company’s forecasted free cash flows through the fiscal year ending September 30, 2017. William Blair calculated the assumed terminal value of the Company at September 30, 2017 by (1) multiplying projected adjusted EBITDA in the fiscal year ending September 30, 2017 by multiples ranging from 8.0x to 10.0x and (2) utilizing perpetuity growth rates of cash flow ranging from 3% to 5% for the future periods after the fiscal year ended September 30, 2017. William Blair selected the range of 8.0x to 10.0x based on an approximate range around the median enterprise value to LTM adjusted EBITDA multiple derived for the transactions used in the Selected Precedent Transactions Analysis described above and based on an approximate range around the median enterprise value to LTM adjusted EBITDA multiple derived for the publicly traded companies in the Selected Public Company Analysis described above. William Blair selected the range of perpetuity growth rates based on the Company’s forecasted free cash flows.

To discount the projected free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 18% to 22%. The discount rates were selected by William Blair based on the Company’s weighted average cost of capital (“WACC”). To determine the range of diluted implied equity value per Share, William Blair subtracted estimated total debt and added estimated total cash, excluding settlement cash, as of September 30, 2013. William Blair then divided this result by the total estimated Shares outstanding and Share equivalents as of September 30, 2013, which were approximately 17.8 million Shares (fully diluted). The diluted equity value implied by the discounted cash flow analysis utilizing the multiples based terminal value ranged from $6.34 per Share to $8.10 per Share. The diluted equity value implied by the discounted cash flow analysis utilizing the perpetuity growth rate based terminal value ranged from $9.56 per Share to $12.07 per Share. Additionally, as a result of historical net operating losses (“NOLs”), the Company has accumulated significant NOL carry forwards that present additional value opportunities in the proposed transaction. William Blair performed a separate analysis to determine the net present value of the NOLs as of September 30, 2013 on a standalone intrinsic basis, and arrived at an incremental value of approximately $1.17 per Share.

	Perpetuity Growth Rate					Exit Multiple of Adjusted EBITDA
		3.0%	4.0%	5.0%			8.0x	9.0x	10.0x
Weighted	18%	$7.51	$7.79	$8.10	Weighted	18%	$10.49	$11.28	$12.07
Average Cost	20%	$6.86	$7.06	$7.28	Average Cost	20%	$10.00	$10.74	$11.48
of Capital	22%	$6.34	$6.49	$6.66	of Capital	22%	$9.56	$10.25	$10.94

William Blair noted for the Company Board that the Offer Price in the proposed transaction was above the range for the discounted cash flow analysis with a terminal value based on a perpetuity growth rate and that the Offer Price in the proposed transaction was below the range for the discounted cash flow analysis with a terminal value based an exit multiple of adjusted EBITDA, before taking the estimated value of NOLs into consideration.

Leveraged Acquisition Analysis.

Based on the financial forecasts provided by the senior management of the Company for fiscal years 2013 through 2017, William Blair performed a leveraged acquisition analysis to determine, based on the Company’s ability to service a given level of debt using its projected future earnings stream and corresponding cash flows, an estimate of a theoretical purchase price that could be paid by a hypothetical financial sponsor in an acquisition of the Company, assuming such transaction was financed on customary market terms and assuming that such financial buyer will seek to realize a return on its investment in 2017. Estimated exit values were calculated by applying a range of exit value multiples from 8.0x to 10.0x of fiscal year 2017 estimated adjusted EBITDA. The exit value multiples were determined based on William Blair’s experience and professional judgment from the multiples implied by the proposed acquisition and the range of multiples from the Selected Public Company Analysis and Selected Precedent Transactions Analysis shown above. William Blair then derived a range of hypothetical purchase prices based on assumed internal rates of return for a financial sponsor buyer between 20% and 30%. This range of returns is, in William Blair’s professional judgment, generally reflective of the range of required internal rates of return commonly assumed when performing a leveraged acquisition analysis of this type. The diluted equity value implied by the leveraged acquisition analysis ranged from $7.95 per Share to $11.03 per Share, based on a range of terminal values derived by exit multiples of adjusted EBITDA and total leverage. Additionally, as a result of historical net operating losses (“NOLs”), the Company has accumulated significant NOL carry forwards, subject to annual Internal Revenue Service Section 382 limitations, that present additional value opportunities in the proposed transaction. William Blair performed a separate analysis to determine the net present value of the NOLs as of September 30, 2013 in a leveraged acquisition scenario, and arrived at a value of approximately $0.82 Share.

William Blair noted for the Company Board that the Offer Price was within the range of the per share equity range implied by the leveraged acquisition analysis before taking the estimated value of NOLs into consideration.

		Internal Rate of Return					Internal Rate of Return
		20%	25%	30%			20%	25%	30%
Enterprise	8.0x	$9.66	$8.72	$7.95	Total	3.0x	$10.24	$9.18	$8.31
Value to	9.0x	$10.34	$9.29	$8.44	Debt to	3.5x	$10.34	$9.29	$8.44
FY2017Adj.	10.0x	$11.03	$9.87	$8.93	LTM Adj.	4.0x	$10.44	$9.40	$8.57
EBITDA(1)					EBITDA(2)
(1) Assumes 4.0x total debt to LTM Adj. EBITDA.					(2) Assumes 9.0x Enterprise Value to FY2017 Adj. EBITDA exit multiple.

Premiums Paid Analysis.

William Blair reviewed data from 144 acquisitions of publicly traded companies announced since September 20, 2010 and with transaction enterprise values between $50 million and $250 million in which 100% of the target’s equity was acquired, excluding targets that are closed-end funds and real estate investment trusts. Based on this set of public transactions, William Blair analyzed the acquisition price per share as a premium to the closing share price one day, one week, one month, 60 days, 90 days 180 days and 360 days prior to the announcement of the transaction, for all 144 transactions. William Blair compared the range of resulting per share common share price premiums for the reviewed transactions to the premiums implied by the proposed acquisition based on the Company’s Common Share prices one day, one week, one month, 60 days, 90 days, 180 days and 360 days prior to September 21, 2013. Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following table:

			Premiums Paid Percentage Data by Percentile
Premium Period Before September 21, 2013	Company Common Share Price	Implied Premium at $8.35 / Share	10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	$8.50	(1.8%)	6.1%	13.8%	20.3%	31.7%	38.4%	43.2%	51.6%	66.3%	85.0%
One Week Prior	$8.32	0.4%	10.1%	18.1%	23.4%	31.1%	38.5%	46.5%	56.8%	69.0%	88.5%
One Month Prior	$8.11	3.0%	15.4%	22.7%	28.2%	34.5%	38.8%	52.6%	61.5%	75.8%	92.6%
60 Days Prior	$7.10	17.6%	13.6%	23.8%	30.9%	35.7%	40.4%	51.5%	62.1%	75.5%	103.3%
90 Days Prior	$6.87	21.5%	16.4%	25.7%	34.7%	41.7%	48.1%	56.4%	67.8%	81.8%	112.9%
180 Days Prior	$5.79	44.2%	0.6%	21.1%	37.1%	45.3%	52.2%	58.4%	73.4%	87.9%	118.9%
360 Days Prior	$4.87	71.5%	(7.0)%	12.9%	26.8%	40.5%	49.0%	55.0%	70.5%	93.6%	133.1%

William Blair noted for the Company Board that the Offer Price premium to the Company’s closing stock price one day, one week and one month prior to September 21, 2013 was below the 10th percentile of the analyzed precedent public transactions, the Offer Price premium to the Company’s 60-day and 90-day prior closing prices was above the 10th percentile of the analyzed transactions, the Offer Price premium to the Company’s 180-day prior closing price was above the 30th percentile of the analyzed transactions, and the Offer Price premium to the Company’s 360-day prior closing price was above the 70th percentile of the analyzed transactions.

General.

This summary is not a complete description of the analysis performed by William Blair, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed acquisition and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Offer Price to be received by the Company’s stockholders. Rather, in rendering its oral opinion on September 21, 2013 (subsequently confirmed in writing) to the Company Board, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the Offer Price to be received by the Company’s stockholders was fair to such stockholders, from a financial point of view, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance on a specific analysis. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed acquisition. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of the Company or ACI for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities. As of the date hereof, William Blair does not own any equity securities of the Company. The Company Board hired William Blair based on its qualifications and expertise in providing financial advice to companies and its reputation as an internationally recognized investment banking firm.

Fees.

Pursuant to a letter agreement dated May 8, 2013, a fee of $500,000 became payable to William Blair upon delivery of William Blair’s fairness opinion and a fee of $2,231,698, less any fees already paid to William Blair, will become payable to William Blair upon consummation of the proposed acquisition. No portion of the fees payable to William Blair were contingent on the conclusions reached by William Blair in William Blair’s fairness opinion. In addition, the Company agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with its services and will indemnify William Blair against potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

Intent to Tender.

As discussed in Item 3 above, Giant has entered into the Stockholder Agreement pursuant to which, subject to the terms and conditions thereof, it has agreed to validly tender or cause to be tendered in the Offer all of its Shares pursuant to and in accordance with the terms of the Offer. The Stockholder Agreement is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power into the Offer, which Shares represent 0.35% of the fully diluted Shares as of the date hereof, eligible for tender in the Offer as of October 4, 2013.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained William Blair as its financial advisor in connection with a possible sale of the Company. Additional information pertaining to the retention of William Blair is set forth in Item 4. “—Opinion of the Company’s Financial Advisor” and “—Background of the Offer” above. William Blair has provided an opinion to the Company Board that, as of September 21, 2013 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the $8.35 per Share in cash to be received by the holders of Shares in the Transactions was fair, from a financial point of view, to such holders, a copy of which is filed as Annex II hereto and incorporated herein by reference. William Blair provided its opinion for the information of the Company Board in connection with its consideration of the Transactions. The opinion of William Blair is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

Pursuant to the terms of an engagement letter dated May 8, 2013, the Company has agreed to pay William Blair a fee ranging from 1.5% to 5.0% of total transaction consideration (subject to certain thresholds), which will only become payable if the Offer is consummated. Based on the formula set out in William Blair’s engagement letter, it will be paid a fee equal to 1.50% of the total transaction consideration, or $2,231,698. The Company has also agreed to reimburse William Blair for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify William Blair against certain liabilities, including certain liabilities under the federal securities laws.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer and the Merger.

Item 6. Interest in Securities of the Subject Company.

Other than pursuant to the Stockholder Agreement, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company Subsidiary or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company Subsidiary, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company Subsidiary, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex III, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex III, and the Offer.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company Board has approved for purposes of Section 203 the entering into by Merger Sub, Parent and the Company of the Merger Agreement, the Stockholder Agreement, and the completion of the transactions contemplated thereby and has taken all appropriate action so that the restrictions of Section 203, with respect to the Transactions, will not be applicable to Parent or Merger Sub by virtue of such actions.

The Company is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Merger Sub or any of its affiliates and the Company, each of Parent and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.

Litigation.

On October 2, 2013, an alleged stockholder filed a putative class action lawsuit entitled Williams v. Official Payment Holdings, et al., Case No. 8970, in the Court of Chancery of the State of Delaware. The complaint names as defendants the Company and the members of its board of directors, as well as ACI and Merger Sub. The complaint generally alleges that the individual members of the Board breached their fiduciary duties owed to the shareholders of the Company by approving the Company’s entry into the Merger Agreement with Parent and Merger Sub and failing to take steps to maximize the value of OPAY to its public shareholders. The complaint further alleges that ACI aided and abetted such breaches of fiduciary duties by the individual defendants. The plaintiff seeks, among other things, an order enjoining the consummation of the merger, an award of rescissory damages if the merger is consummated, and an award of attorneys’ fees, experts’ fees and costs.

Regulatory Approvals.

Antitrust Approvals

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a Request For Additional Information and Documentary Material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time. At any time before or after Merger Sub’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company and Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on October 2, 2013. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on October 17, 2013, prior to the initial expiration date of the Offer, unless the waiting period is terminated or extended by a Request For Additional Information and Documentary Material from the FTC or the Antitrust Division prior to that time.

Stockholder Approval of the Merger Not Required.

Neither Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of OPAY as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Golden Parachute Payments.

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide certain information about “golden parachute payments” that may be implicated by a transaction to which this Information Statement pertains. That information is set forth in Item 3 of this Schedule 14D-9 and is incorporated herein by reference.

Financial Projections

The Company’s management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections (and the relative probabilities thereof) prepared by the Company’s management to the Committee, the Company Board and ACI in connection with their consideration of the Offer and the Merger, and to William Blair.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s Form 10-K for the year ended September 30, 2012 and the other reports filed by the Company with the SEC. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, nor William Blair, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared.

The Company’s filings with the SEC are available at www.sec.gov. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the financial projections, which exclude the results of operations for VSA, set forth below. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Merger Sub, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Merger Sub, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Merger Sub or Parent intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Merger Sub, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. None of the Company, Merger Sub, Parent or any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the projections were provided to the Committee, the Company Board, William Blair and ACI.

(in thousands)
	Fiscal Year Ending September 30
	2013	2014	2015	2016	2017
Gross Revenue	140,146	150,522	167,889	189,975	217,509
Net Revenue(1)	48,615	52,804	60,403	69,453	80,332
EBIT(2)	-2,073	4,375	7,079	15,820	25,480
Adjusted EBITDA(3)	7,900	13,865	17,491	22,938	30,469

(1)	Gross revenue less direct costs including interchange / discount fees.
(2)	EBIT is not a measurement under GAAP and may differ from non-GAAP measures used by other companies. EBIT is defined as earnings before interest and taxes. OPAY management believes that using EBIT as a metric is useful for evaluating OPAY’s performance against the performance of peer companies within the electronic payments industry, and that using EBIT as a metric provides investors with additional transparency on the financial measures used in OPAY management’s decision-making. Non-GAAP financial measures should not be considered a substitute for the reported results prepared in accordance with GAAP.
(3)	Adjusted EBITDA is not a measurement under GAAP and may differ from non-GAAP measures used by other companies. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, adjusted for non-recurring items (2010-2012), and excludes the impact of stock based compensation. OPAY management believes that using Adjusted EBITDA as a metric is useful for evaluating OPAY’s performance against the performance of peer companies within the electronic payments industry, and that using Adjusted EBITDA as a metric provides investors with additional transparency on the financial measures used in OPAY management’s decision-making. Non-GAAP financial measures should not be considered a substitute for the reported results prepared in accordance with GAAP.

Section 14(f) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent and Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above under the heading “Arrangements between the Company and Parent and Merger Sub—Representation on the Company Board” and in the Information Statement, and is incorporated by reference herein.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended September 30, 2012 as amended by Form 10-K/A for the same period and Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.

Item 9. Exhibits

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Incorporated by Reference
	Exhibit	Form	File Date	Exhibit or File No.

(a)(1)(A)	Offer to Purchase, dated October 4, 2013	Schedule TO	10/4/13	(a)(1)(A)

(a)(1)(B)	Form of Letter of Transmittal (including Substitute W-9)	Schedule TO	10/4/13	(a)(1)(B)

(a)(1)(C)	Form of Notice of Guaranteed Delivery	Schedule TO	10/4/13	(a)(1)(C)

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and other Nominees	Schedule TO	10/4/13	(a)(1)(D)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees	Schedule TO	10/4/13	(a)(1)(E)

(a)(1)(F)	Form of Summary Advertisement published in The New York Times on October 4, 2013	Schedule TO	10/4/13	(a)(1)(F)

(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14-f thereunder (included as Annex I to this Schedule 14D-9).		10/4/13

(a)(2)(A)	Opinion of William Blair & Company, L.L.C., dated September 22, 2013 (included as Annex II to this Schedule 14D-9).

(a)(4)(A)	Letter, dated October 4, 2013, to the stockholders of Official Payments Holdings, Inc. (included as Annex IV to this Schedule 14D-9).

(a)(5)(A)	Joint press release issued by Official Payments Holdings, Inc. and ACI Worldwide, Inc., dated September 23, 2013	8-K filed by Official Payments Holdings, Inc.	9/23/13	99.1

(e)(1)	Agreement and Plan of Merger, dated as of September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Official Payments Holdings, Inc.	8-K filed by Official Payments Holdings, Inc.	9/23/13	2.1

(e)(2)	Stockholder Agreement, dated as of September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Giant Investment, LLC	Schedule TO	10/4/13	(d)(2)

(e)(3)	Form of Indemnification Agreements entered into by Official Payments Holdings, Inc. and each director of Official Payments Holdings, Inc.	10-K	12/14/07

(g)	None.

Annex I: Information Statement, dated October 4, 2013.

Annex II: Opinion of William Blair & Company, L.L.C., dated September 22, 2013.

Annex III: Section 262 of the Delaware General Corporation Law.

Annex IV: Letter, dated October 4, 2013, to the stockholders of Official Payments Holdings, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFICIAL PAYMENTS HOLDINGS, INC.

By:	/s/ ALEX P. HART
Name:	Alex P. Hart
Title:	President and Chief Executive Officer

Dated: October 4, 2013

Annex I

OFFICIAL PAYMENTS HOLDINGS, INC.

3550 Engineering Drive, Suite 400

Norcross, Georgia 30092

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

NOTICE OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS

This Information Statement (this “Information Statement”) is being mailed on or about October 4, 2013 to holders of record of common stock, par value $0.01 per share (“Company Common Stock”), of Official Payments Holdings, Inc., a Delaware corporation (sometimes referred to as the “Company,” “OPAY,” “we,” “us,” and “our”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Olympic Acquisition Corp. (“Merger Sub”), a wholly owned Delaware indirect subsidiary of ACI Worldwide, Inc. (“Parent”), a Delaware corporation, to purchase all of the outstanding Company Common Stock at a price per Share equal to $8.35 per share, net to the holder in cash, without interest (the “Offer Price”), less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent representing a majority of the seats on the Company’s Board of Directors (the “Company Board”, “Board of Directors” or “Board”) without a meeting of the Company’s stockholders. Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of September 23, 2013 (the “Merger Agreement”), by and among OPAY, Parent and Merger Sub.

Pursuant to the Merger Agreement, Merger Sub commenced the Offer on October 4, 2013 to purchase all of the outstanding Company Common Stock at the Offer Price. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York time, at the end of the day on November 1, 2013. Unless extended, promptly after such time, if all conditions to the Offer have been satisfied or waived (to the extent permitted under the Merger Agreement), Merger Sub will purchase each Share validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on October 4, 2013.

Following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”). As a result of the Merger, each issued and outstanding share of Company Common Stock (other than shares held by Parent, Merger Sub, the Company and the Company Subsidiary, or held by stockholders who are entitled to demand, and who properly demand, appraisal rights) that is not tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable taxes required to be withheld. Following the effective time of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger.

Promptly after the initial acceptance for payment by Merger Sub of the Shares validly tendered pursuant to the Offer and from time to time thereafter, pursuant to the Merger Agreement, Parent shall be entitled to designate the number of directors on the Company Board equal to the product of (i) the total number of directors on the Company Board, and (ii) the percentage (rounded up to the next whole number) that the number of Shares beneficially owned by Parent and/or Merger Sub (including Shares accepted for payment) bears to the total number of Shares outstanding.

In connection with the foregoing, the Company shall cause Parent’s designees to be elected or appointed to the Company Board, including by promptly increasing the number of directors (included by amending the Company By-laws if necessary to increase the size of the Company Board) or securing resignations of incumbent directors. The Company will also take all actions necessary to cause individuals designated by Parent to constitute the number of members (rounded up to the next whole number) on each committee of the Company Board and, as requested by Parent, the board of directors of the Company Subsidiary (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board.

Notwithstanding the foregoing, the Company will use reasonable best efforts to ensure that no fewer than three members who were members of the Company Board on the date of the Merger Agreement remain members of the Company Board until the Effective Time.

Following the appointment or election of Parent’s designees and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent (such directors, the “Independent Directors”) will be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company Board, any amendment to the Company Certificate or the Company By-laws, any extension of time for performance of any obligation or action in connection with the Merger Agreement by Parent or Merger Sub and any waiver of compliance with, or enforcement by the Company of, any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Parent’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated herein by reference) concerning Parent, Merger Sub and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT BEING REQUESTED TO SEND A PROXY TO THE COMPANY.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

Parent has informed the Company that it will choose its designees to the Company Board from the list below (the “Potential Designees”). Parent has informed the Company that each of the Potential Designees who may be chosen to serve on the Company Board has consented to act as a director of the Company, if so designated.

None of the Potential Designees listed below (i) is currently a director of, or holds any position with, the Company, or (ii) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, except as set forth below, following reasonable inquiry of Parent and Merger Sub, none of the Potential Designees listed below beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

None of the Potential Designees listed below has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

List of Potential Designees

The name, current principal occupation or employment, material occupations, positions, offices or employment for the past five years and ownership of Shares following reasonably inquiry of each Potential Designee are set forth below. The business address of each Potential Designee is 3520 Kraft Road, Suite 300, Naples, Florida, 34105.

Name of Designee	Age	Current Principal Occupation or Employment, Five-Year Employment History and Share Ownership
Scott W. Behrens	41	Mr. Behrens serves as Executive Vice President, Chief Financial Officer and Chief Accounting Officer of ACI. Mr. Behrens joined Parent in June 2007 as its Corporate Controller and Chief Accounting Officer. Mr. Behrens was appointed Chief Financial Officer in December 2008. Prior to joining Parent, Mr. Behrens served as Senior Vice President, Corporate Controller and Chief Accounting Officer at SITEL Corporation from January 2005 to June 2007. He also served as Vice President of Financial Reporting at SITEL Corporation from April 2003 to January 2005. From 1993 to 2003, Mr. Behrens was with Deloitte & Touche, LLP, including two years as a Senior Audit Manager. Mr. Behrens holds a Bachelor of Science (Honors) from the University of Nebraska—Lincoln.

Dennis P. Byrnes	50	Mr. Byrnes serves as Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of ACI. Mr. Byrnes joined Parent in June 2003. Prior to that Mr. Byrnes served as an attorney in Bank One Corporation’s technology group from 2002 to 2003. From 1996 to 2002 Mr. Byrnes was an executive officer at Sterling Commerce, Inc., an electronic commerce software and services company, serving as that company’s general counsel from 2000 to 2002. From 1991 to 1996 Mr. Byrnes was an attorney with Baker Hostetler, a national law firm with over 600 attorneys. Mr. Byrnes holds a JD (cum laude) from The Ohio State University College of Law, a Master of Business Administration from Xavier University and a Bachelor of Science in engineering (magna cum laude) from Case Western Reserve University.

Name of Designee	Age	Current Principal Occupation or Employment, Five-Year Employment History and Share Ownership
Craig A. Maki	47	Mr. Maki has served as Executive Vice President, Chief Development Officer and Treasurer of ACI since March 2013. Mr. Maki joined Parent in June 2006 as Senior Vice President and Chief Corporate Development Officer. He was appointed Treasurer of Parent in January 2008. Prior to joining Parent, Mr. Maki served as Senior Vice President for Stephens, Inc. from 1999 through 2006. From 1994 to 1999, Mr. Maki was a Director in the Corporate Finance group at Arthur Andersen and from 1991 to 1994, he was a Senior Consultant at Andersen Consulting. Mr. Maki graduated from the University of Wyoming and received his Master of Business Administration from the University of Denver. Mr. Maki beneficially owns 1,000 Shares.

David N. Morem	56	Mr. Morem joined Parent in June 2005 and currently serves as Executive Vice President, Customer Management of ACI. Prior to his appointment as Executive Vice President, Customer Management, Mr. Morem served as Senior Vice President, Global Business Operations from March 2011 to January 2013 and as Senior Vice President, Global Business Operations from January 2009 to March 2011. Prior to his appointment as Senior Vice President, Global Business Operations in January 2008, Mr. Morem served as Chief Administrative Officer of Parent. Prior to joining Parent, Mr. Morem held executive positions at GE Home Loans, Bank One Card Services and U.S. Bank. Mr. Morem brings more than 25 years of experience in process management, finance, credit operations, credit policy and change management. Mr. Morem holds a B.A. degree from the University of Minnesota and a Master of Business Administration from the University of St. Thomas. Mr. Morem beneficially owns 1,611 Shares.

It is expected that Parent’s designees may assume office at any time following the payment by Merger Sub for Shares pursuant to the Offer to Purchase, and that, upon assuming office, Parent’s designees will thereafter constitute at least a majority of the Company Board. It is currently not known which of the current directors of the Company would resign.

GENERAL INFORMATION CONCERNING THE COMPANY

The Company’s authorized capital stock consists of 44,260,000 shares of common stock, par value $0.01 per share (“Company Common Stock”), and 4,579,000 shares of preferred stock (“Company Preferred Stock”). The Company Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Company Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of September 23, 2013, there were (i) 16,738,772 shares of Company Common Stock, (ii) 3,187,081 Shares issuable upon exercise of outstanding Company Options and 54,000 Shares issuable upon the full settlement of all outstanding RSUs, and (iv) no shares of Company Preferred Stock issued and outstanding. As of the date of this Information Statement, Parent and its affiliates, including Merger Sub, are not the owners of record of any Shares.

Concurrently with the execution of the Merger Agreement, Giant Investment, LLC, a Delaware limited liability company (“Giant”), entered into a stockholder agreement with Parent and Merger Sub pursuant to which, subject to the terms and conditions set forth therein, Giant has agreed to tender its shares of Company Common Stock in the Offer. The shares subject to the stockholder agreement comprise approximately 10.7% of the outstanding Shares on a fully diluted basis. The stockholder agreement will terminate upon termination of the Merger Agreement. As a result, Parent may be deemed the beneficial owner of Company Common Stock.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors

The following table sets forth the names, age (as of October 3, 2013) and principal position of each director:

Name	Age	Position
Charles W. Berger	59	Director
Morgan P. Guenther	59	Director
James C. Hale	60	Director
Alex P. Hart	50	Director, President and Chief Executive Officer
David A. Poe	64	Director
Zachary F. Sadek	33	Director
Katherine A. Schipper	63	Director

A summary of each director’s principal occupations and directorships held with other public corporations during the past five years and the year first elected as a director of the Company, are set forth below.

Charles W. Berger has served as director since January 2002. Since August 2010 Mr. Berger has served as chairman and chief executive officer of ParAccel, Inc., a provider of analytical technology services. Mr. Berger was our interim chief executive officer from June 2010 through August 2010. He served as chief executive officer of DVDPlay, Inc., a manufacturer and operator of DVD rental kiosks, from April 2006 through DVDPlay’s acquisition by NCR corporation in December 2009, and was chairman of the board of directors of DVDPlay from December 2001 through the acquisition. From March 2003 through September 2005, Mr. Berger served as president, chief executive officer, and a director of Nuance Communications, Inc., a publicly traded company that developed and marketed speech recognition software. In September 2005, Nuance Communications merged with Scansoft, Inc. Mr. Berger has also served as the managing director of Volatilis, LLC, a private investment and aviation services firm, since its founding in June 2001. Mr. Berger was also a director of SonicWALL, Inc., a publicly traded manufacturer of computer network security applications, from December 2004 through SonicWall’s acquisition by an investor group led by Thoma Bravo, LLC in July 2010. Mr. Berger also serves on the board of directors and as trustee for the United States Naval Memorial and is a trustee and member of the Investment Committee for Bucknell University. We believe that Mr. Berger’s qualifications to sit on our Board of Directors include his 32 years of experience in the technology industry, his significant experience in the banking and financial industry, and his experience as a director of publicly traded technology companies.

Morgan P. Guenther has served as a director of the Company since August 1999. Since June 2010 Mr. Guenther has served as president and chief executive officer of Next Issue Media, LLC, a technology and content management platform owned by leading global publishers and formed to develop, market and deliver paid premium content to consumers via tablets, smartphones, netbooks and other connected devices. From April 2009 to June 2010, Mr. Guenther served as a private consultant to technology companies. Mr. Guenther served as chairman and chief executive officer of Airplay Network, Inc., a wireless entertainment services company, from May 2005 through April 2009. From February 2003 to April 2005, he served as a private consultant to technology companies. From October 2001 through January 2003, Mr. Guenther served as president of TiVo, Inc., a creator of digital video recording services. From June 1999 through October 2001, Mr. Guenther served as vice president of business development and senior vice president of business development and revenue operations at TiVo. Mr. Guenther also serves as a board member for Integral Development Corp., a provider of electronic capital markets trading solutions. Prior to joining TiVo, Mr. Guenther was a partner in the corporate and corporate finance group of Paul Hastings, an international law firm. We believe that Mr. Guenther’s qualifications to sit on our Board of Directors include his 13 years of executive management experience in the technology, wireless and digital media industries, his depth of expertise in areas of governance, finance and operations, and his significant experience as a director of technology companies.

James C. Hale has served as a director of the Company since April 2011. Since August 1998, Mr. Hale has been a founding partner of FTV Capital and its predecessor firm, FT Ventures. Mr. Hale served as managing partner of the firm from 1998 through 2007. Before establishing FTV Capital, Mr. Hale was a senior managing partner at Montgomery Securities, where he founded the financial services corporate finance practice. Mr. Hale currently serves on the boards of directors of the State Bank of India (California), a California state chartered bank, Public Radio International, a media company, and LOYAL3 Holdings, Inc., a capital markets software company, and on the investment committee of St. Ignatius College Preparatory, San Francisco, a college preparatory school. He was a director of ExlService Holdings, Inc., a publicly traded business process outsourcing company, from November 2002 through December 2006, and has served on the boards of several private technology companies. We believe that Mr. Hale’s qualifications to sit on our Board of Directors include his 31 years of experience in the payments, financial services, and technology industries, his expertise in finance, and his experience as a corporate director, including with payments and technology companies, and his leadership of audit committees.

Alex P. Hart has served as chief executive officer and as a member of the Company’s Board of Directors since August 2010. From September 2009 to August 2010 Mr. Hart served as president of the Fuelman Fleet Cards business unit of Fleetcor Technologies, Inc., a provider of specialized payment products and services to commercial fleets, major oil companies and petroleum marketers. From May 2007 to April 2008, Mr. Hart served as executive vice president and general manager of electronic banking services for CheckFree Corporation, a provider of financial electronic commerce products and services. From January 2001 through October 2002 Mr. Hart served as president of Corillian Corporation, a provider of online banking and bill payment software and services, and as president and chief executive officer of Corillian from October 2002 through Corillian’s acquisition by CheckFree in May 2007. We believe that Mr. Hart’s qualifications to sit on our Board of Directors include his 24 years of experience in the banking and electronic billing and payment processing services, expertise in payments strategy, and executive management experience.

David A. Poe has served as a director of the Company since October 2008. Since April 2008, Mr. Poe has served as senior director of Edgar, Dunn & Company, an independent global financial services and payments consultancy. From March 1998 to May 2008, Mr. Poe served as chief executive officer of Edgar, Dunn & Company and as a consultant and director from March 1980 to March 1998. Prior to Edgar, Dunn & Company Mr. Poe was a certified public accountant with Deloitte, Touche & Company. Mr. Poe currently serves as chairman of the advisory board for the Bank of San Francisco, and chairman of the board of Geothermal Engineering Ltd., a privately held UK company, and is a member of the board of directors of the University of Idaho Foundation. In addition, he has served on the board of directors of several private technology companies. We believe that Mr. Poe’s qualifications to sit on our Board of Directors include his 32 years of experience in the financial services and technology industries, including experience in strategic consulting with Fortune 1000 companies regarding payments-related issues, his expertise in payments strategy, data security, and operations, and his experience as a director of financial services and technology companies.

Zachary F. Sadek has served as a director of the Company since March 2009. Mr. Sadek serves as principal of PCap Managers LLC, an affiliate of Parthenon Capital Partners, a private equity firm, and since June 2004 has been employed as an investment professional by affiliates of Parthenon Capital Partners. From June 2002 to June 2004, Mr. Sadek was an investment banker with Dresdner Kleinwort Wasserstein, an investment banking firm. Mr. Sadek currently serves as a board member for Merchant Warehouse.com Holdings, LLC, and PCP IWP Holdings LLC, and has previously served as a board member of several technology and services companies. We believe that Mr. Sadek’s qualifications to sit on our Board of Directors include his 10 years of experience in the investment and capital markets, expertise in financing, and experience as a director with two other technology services companies including service on audit and compensation committees.

Katherine A. Schipper has served as a director of the Company since April 2011. Since July 2006, Ms. Schipper has been Professor of Accounting at Duke University’s Fuqua School of Business. Ms. Schipper was a board member of the financial accounting standards board from September 2001 through June 2006. She was an editor of the Journal of Accounting Research from 1985 to 1999 and has also held editorial board positions with the Journal of Accounting and Economics, The Accounting Review, Accounting Horizons, the Journal of Business, Finance and Accounting, the Review of Accounting Studies, and the Contemporary Journal of Accounting and Economics. She has served on the board of trustees of the University of Dayton since 2005. In August 2007, Ms. Schipper was inducted into the Accounting Hall of Fame. We believe that Ms. Schipper’s qualifications to sit on our Board of Directors include her 31 years of experience with financial accounting and reporting.

Executive Officers

The following table sets forth the name, age (as of October 3, 2013) and principal position of each of the Company’s executive officers with the exception of Alex P. Hart, whose information appears above under “Directors”:

Name	Age	Position
Alex P. Hart	50	President and Chief Executive Officer
Jeffrey W. Hodges	47	Chief Financial Officer
Sandip Mohapatra	47	Chief Technology Officer
Atul Garg	47	Senior Vice President, Corporate Development
Keith Omsberg	52	Vice President, General Counsel and Corporate Secretary

Jeffrey W. Hodges has been the Company’s chief financial officer since June 2011. Most recently, Mr. Hodges was the chief financial officer for Firethorn Holdings LLC, a mobile banking and payments company, a division of Qualcomm. Mr. Hodges joined Firethorn as chief financial officer in 2006 and was responsible for overseeing all treasury, budgeting, financial and accounting management, investor relations, internal and external reporting, internal audit, tax and administrative functions. Mr. Hodges was a finalist in the 2008 Atlanta Business Chronicle CFO of the Year Awards. Prior to Firethorn, Mr. Hodges served as chief financial officer and corporate secretary for PRESolutions, a leading provider of prepaid transaction processing solutions that was acquired by InComm in 2006. Mr. Hodges also served as chief financial officer and corporate secretary of nFront, an online banking and bill payment start up that went public in June of 1999 and was subsequently acquired by Digital Insight (now Intuit Financial Services). Previously, Mr. Hodges served as vice president and controller of Powertel, a cellular phone company that is now a part of T-Mobile. Earlier in his career, Mr. Hodges was an audit manager for Arthur Anderson, where he supervised numerous audit engagements and special projects for technology, telecommunications and electric utility service companies. Mr. Hodges is a certified public accountant in Georgia and earned a BS in accounting from Auburn University.

Sandip Mohapatra has been the Company’s chief technology officer since December 2010. Mr. Mohapatra is a seasoned technology management executive with extensive experience in transaction processing, billing data processing and the payments industry. Over a twenty year career, he has consulted and led large groups in mission critical projects and has achieved repeated success. Mr. Mohapatra also has played significant roles in operations management and product development. Whether to develop and deploy the billing system of BellSouth Cellular, currently AT&T, or taking Incomm from a minority player in the prepaid/gift card transaction processing industry to the industry leader; he has provided the technology architecture and roadmap, worked with sales and finance, motivated the group to provide outstanding results in the face of severe competition and unpractical deadlines. Mr. Mohapatra has consulted for Fortune 500 companies and has been part of several startups. He understands the critical success factors needed for small and mid-size companies to be successful. He has managed teams across the globe to successfully coordinate the effort and deliver the solution. Mr. Mohapatra holds a masters degree in Statistics from Utkal University, India, a master degree in Computer Science from New Jersey Institute of Technology and a MBA from Georgia State University. He serves on the Board of Trustees of The Leukemia & Lymphoma Society and is a member of the Boy Scouts of America Organization.

Atul Garg has been the Company’s senior vice president and in charge of corporate development since November 2010. Most recently, Mr. Garg was senior vice president of corporate development at FleetCor Technologies, the global leader in the fleet fuel card business, where he was responsible for identifying and leading growth opportunities including new products. Previously, he was senior vice president heading up the online channel for the US Cards Business at HSBC. In his other leadership roles at HSBC, he launched a Small Business Credit Card and several new lending initiatives in Hong Kong, and introduced several new products in the US Market. Before HSBC, Mr. Garg was chief executive officer of a company he founded, through raising capital from several “Angel investors”. Earlier in his career, Mr. Garg was a strategy consultant advising senior management at Fortune 500 companies, and a technology consultant leading automation efforts at several corporations across the globe. He holds a bachelor’s degree from Indian Institute of Technology and an MBA from the Kellogg School of Management at Northwestern University.

Keith Omsberg has been the Company’s vice president, general counsel and secretary since April 2008. Mr. Omsberg is responsible for company legal functions including compliance, governance, litigation, and intellectual property. Prior to this appointment, Mr. Omsberg was vice president, assistant general counsel and assistant secretary at Official Payments since June 2002. Mr. Omsberg joined Official Payments from Peoplesoft, Inc., and has practiced law in various corporate legal departments and law firms since 1988. Mr. Omsberg is a member of the California bar and is licensed to practice in Virginia.

INFORMATION REGARDING THE BOARD OF DIRECTORS

AND CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company does not have a formal policy requiring members of the Board of Directors to attend the meetings of the Board, although all directors are expected to attend all meetings. As of the October 3, 2013 our Board of Directors consisted of seven members, Messrs. Charles W. Berger, Morgan P. Guenther, James C. Hale, Alex P. Hart, David A. Poe, Zachary F. Sadek and Ms. Katherine A. Schipper. The standing committees of our Board are the Audit Committee, Nominating and Governance Committee, Compensation Committee and Data Security Committee, held an aggregate of 25 meetings during the fiscal year 2012. Each director attended at least 75% of the total meetings of the Board of Directors and committees of the Board of Directors of which such director was a member. Our Board of Directors has affirmatively determined that each of Mr. Berger, Mr. Gunther, Mr. Hale, Mr. Poe, Mr. Sadek and Ms. Schipper meets the definition of “independent director” under applicable Securities Exchange Commission (“SEC”) and within the meaning of the listing standards of the Nasdaq Global Select (“Nasdaq”). In addition to participation at Board and committee meetings, our directors discharge their responsibilities throughout the year through personal meetings and other communications, including telephone contact with the chairman and chief executive officer and others regarding matters of interest and concern to the Company.

Our chief executive officer and chief financial officer have each signed and filed the certifications under Section 302 of the Sarbanes-Oxley Act of 2002 with our Annual Report on Form 10-K for the fiscal year ended September 30, 2012, which was filed with the SEC on December 14, 2012.

Our Board is committed to establishing and maintaining corporate governance practices that reflect high standards of ethics and integrity. To that end, we have established a Nominating and Corporate Governance Committee to assist our Board in the exercise of its responsibilities. The Nominating and Corporate Governance Committee Charter, as well as copies of our Code of Business Conduct and Code of Ethics (the “Code of Conduct”), Compensation Committee Charter and Audit Committee Charter are available on our website located at http://investors.officialpayments.com/governance.cfm. They are also available in print by writing to Official Payments Holdings, Inc., 3550 Engineering Drive, Suite 400, Norcross, Georgia 30092, Attn: General Counsel. The Code of Conduct provides guidance on a wide range of conduct, conflicts of interest and legal compliance issues for all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. We will post any amendments to, or waivers of, the Code of Conduct applicable to our principal executive officer, principal financial officer and principal accounting officer on our website.

Director Independence

As of September 23, 2013, our Board consisted of Charles W. Berger, Morgan P. Guenther, James C. Hale, Alex P. Hart, David A. Poe, Zachary F. Sadek and Ms. Katherine A. Schipper. The Board of Directors has affirmatively determined that Mr. Berger, Mr. Guenther, Mr. Hale, Mr. Poe, Mr. Sadek and Ms. Schipper each meet the definition of “independent director.” Each of Mr. Berger, Mr. Gunther, Mr. Hale, Mr. Poe, Mr. Sadek and Ms. Schipper meets the applicable Nasdaq and the SEC independence rules for purposes of serving on an Audit Committee. In addition, our Board of Directors has affirmatively determined that Mr. Hale and Ms. Schipper qualify as each an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K.

Alex P. Hart, our chief executive officer and chairman of the Board of Directors, does not qualify as an “independent director” as that term is defined under current standards of Nasdaq.

The Nominating and Corporate Governance Committee conducts a review of the independence of all members of the Board of Directors for the purposes of determining which board members are deemed independent and which are not at least annually and recommends, if appropriate, measures to be taken so that the Board of Directors contains at least the minimum number of independent directors required by the Nasdaq and any additional requirements that the Board of Directors deems appropriate.

Each member of the Audit and Nominating and Corporate Governance Committees, must meet certain criteria for independence pursuant to the applicable standards of the Nasdaq, and any additional requirements that the Board deems appropriate, as set forth in such committee’s respective charters.

Board Leadership Structure and Role in Risk Oversight

In accordance with the Corporate Governance Guidelines, the Board of Directors believes it is important to retain its flexibility to allocate the responsibilities of the offices of the chairman of the Board of Directors and chief executive officer in any way that is in the best interests of the Company at a given point in time. Therefore, the Board of Directors does not have a policy, one way or the other, on whether or not the role of the chairman of the Board of Directors and chief executive officer should be separate or combined and, if it is to be separate, whether the chairman should be selected from the non-employee directors or be an employee. In the event that the chief executive officer or another employee is the chairman of the Board of Directors, the independent directors shall designate a non-employee to be a lead director.

If the chairman of the Board of Directors is not an independent director, in order to facilitate communication between management and the independent directors, the Board shall elect a “lead director.” The principal responsibilities of the lead director are to: (i) preside at all meetings of the Board at which the chairman is not present, including executive sessions of the independent directors; (ii) serve as liaison between the chairman and the independent directors; (iii) approve information sent to the Board of Directors; (iv) approve meeting agendas for the Board of Directors; (v) approve meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) schedule and prepare agendas for meetings of independent directors; and (vii) raise issues with management on behalf of the independent directors when appropriate. The lead director shall have the authority to call meetings of the independent directors and, if requested by major stockholders, shall be available for consultation and direct communication with those stockholders.

Director Nomination Process

The Nominating and Corporate Governance Committee is responsible for, among other things, screening potential director candidates and recommending qualified candidates to the Board of Directors for nomination.

Qualified candidates are interviewed by the chairman of the Board of Directors (if the chairman is an independent director) or the lead director, the chief executive officer, and at least one other independent director. In addition, the Committee will consider candidates recommended by stockholders in the manner set forth in the Bylaws. The Company has an orientation process for new directors that includes background material, meetings with senior management and visits to Company facilities that each new director is expected to participate in promptly after election.

The Nominating and Corporate Governance Committee’s nomination process is designed to ensure that the Nominating and Corporate Governance Committee fulfills its responsibility to recommend candidates that are properly qualified to serve the Company for the benefit of all of its stockholders, consistent with the standards established by the Nominating and Corporate Governance Committee under the Corporate Governance Guidelines.

Executive Sessions of Non-Management Directors

At each regularly scheduled meeting of the Board of Directors, time is set aside for the non-management directors to meet in an executive session without management present. The lead director, independent chairman of the Board of Directors, or, in their absence, the chairman of the Governance and Nominating or Audit Committee, preside at these meetings.

Service on Other Boards

Our Corporate Governance Guidelines provide that no director may serve on the board of directors of more than three public companies, in addition to our Board of Directors.

Board Evaluation

Our Corporate Governance Guidelines require our Board of Directors to conduct a self-evaluation at least annually to determine whether it and its members are functioning effectively. The Governance and Nominating Committee oversees these evaluations.

Communication with the Board

The Board and management encourage communications from the Company’s stockholders. Stockholders who wish to communicate with the Company’s management should direct their communication to Official Payments Holdings, Inc., Board of Directors, c/o Corporate Secretary, 3550 Engineering Drive, Suite 400, Norcross, Georgia 30092. Each communication should specify the individual or group to be contacted. The communications will be reviewed before being distributed to the specified individual or group. Generally, stockholders communications directed to directors, relating to an improper or irrelevant topic, or which request general information about the Company, will not be forwarded. All other stockholder communications will be forwarded to the director or directors to whom they are addressed.

Risk Management

The Board of Directors oversees our risk management processes directly and through its committees. Our management is responsible for risk management on a day-day basis. The role of our Board of Directors and its committees is to oversee the risk management activities of management. They fulfill this duty by discussing with management the policies and practices utilized by management in assessing and managing risks and providing input on those policies and practices. In general, our Board of Directors oversees risk management activities relating to business strategy, acquisitions, capital allocation, organizational structure, and operational risks; our Audit Committee oversees risk management activities related to financial controls and steps taken by management to monitor and control these risks, receives and considers reports from other committees on risk, and reports to the Board of Directors on risk exposures; our Compensation Committee oversees risk management activities relating to the our compensation policies and practices; our Governance and Nominating Committee oversees risk management activities relating to corporate governance; and our Data Security and Operational Risk Committee oversees risk management activities relating to data security and operational systems. Each committee reports to the Audit Committee or full Board of Directors on a regular basis, including reports with respect to the committee’s risk oversight activities as appropriate. In addition, since risk issues often overlap, the full Board of Directors discusses risks identified by the Board of Directors committees.

Board Committees

The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Audit, Compensation and Nominating and Corporate Governance Committees are composed entirely of independent directors, as defined under applicable Nasdaq standards and guidelines. The charters of each committee are available on the investor relations page of our website, http://investors.officialpayments.com/governance.cfm.

The Board of Directors may, from time to time, establish, maintain or terminate additional committees as it deems appropriate and in the best interests of the Company. Each of the Audit Committee, Compensation Committee and Governance and Nominating Committee shall operate pursuant to its own written charter. These charters shall, among other things, set forth the purpose and responsibilities of the particular committee, the procedures for committee operations, as well as reporting to the Board of Directors.

Audit Committee

As described in the Audit Committee charter, the Audit Committee is directly responsible for shall be to assist the Board’s oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements, including the Company’s financial statements and reports, the Company’s systems of internal accounting and financial controls and the independent audit of the Company’s financial statements, as well as the quality and integrity of the Company’s financial statements and reports, and the qualifications, independence and performance of the firm or firms of certified public accountants engaged as the Company’s independent outside auditors and the performance of the Company’s internal audit function. The Audit Committee shall seek to maintain and foster open communication among the Audit Committee, the Company’s management, the independent outside auditors and the internal auditors.

The Board of Directors has determined that, both the chairman of the Audit Committee and Ms. Schipper are each an “audit committee financial expert” as that term is defined in the applicable rules of the SEC. Mr. Hale is the Chairman, and Mr. Poe and Ms. Schipper are members of the Audit Committee. During fiscal year 2012, the Audit Committee held six meetings.

The report of our Audit Committee appears under the heading “Audit Committee Report”.

Compensation Committee

As described in the Compensation Committee charter, the Compensation Committee responsibility is to is to discharge the Board’s responsibilities relating to compensation of the Company’s executives, to oversee risk management activities relating to compensation policies and practices, and to oversee and advise the Board of Directors on the adoption of policies that govern the Company’s compensation programs, including stock and benefit plans.

Mr. Sadek is Chairman and Messrs. Guenther and Hale are members of the Compensation Committee. During fiscal 2012, the Compensation Committee held eight meetings.

The report of our Compensation Committee appears under the heading “Compensation Committee Report on Executive Compensation”.

Governance and Nominating Committee

As described in the Governance and Nominating Committee charter, the Governance and Nominating Committee recommends candidates to serve on our Board of Directors. The Nominating and Corporate Governance Committee is also responsible for overseeing the organization of the Board to discharge the Board of Directors’ duties and responsibilities properly and efficiently, identifying best practices and recommending corporate governance principles, and developing and recommending to the Board of Directors a set of corporate governance guidelines and principles applicable to us.

Messrs. Berger, Guenther and Poe are members of the Governance and Nominating Committee. During fiscal year 2012, the Governance and Nominating Committee held six meetings.

Data Security and Operational Risk Committee

The Data Security and Operational Risk Committee is responsible for overseeing the strategies, policies, frameworks, models, testing and procedures for identification, measurement, reporting and mitigation of material risks related to data security, payment processing platforms, and related operational systems and infrastructure. Also, this committee evaluates management’s data security and operational plans and programs for compliance with applicable regulatory standards. The Data Security and Operational Risk Committee reviews any issued raised by internal audit related to risk management and reviews insurance maintained by the Company to protect against data security and operational risks. This committee also oversees policies, procedures and qualifications for use of Company’s information Assets and outside processors and vendors.

Messrs. Berger and Poe and Ms. Schipper are members of the Data Security and Operational Risk Committee. During fiscal year 2012, the Data Security and Operational Risk Committee held five meetings.

Indemnification Agreements

We entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Compensation Committee Procedures

The Compensation Committee of the Board determines the compensation of the Company’s executive officers. The Committee is composed entirely of directors who met the definition of “independent directors”. Among other functions, the Compensation Committee is responsible for reviewing and approving the compensation of the executive officers, overseeing the evaluation of executive officer performance, and overseeing our incentive compensation programs. In this role, the Compensation Committee seeks to implement our compensation philosophy and objectives across our compensation programs.

In fulfilling its duties in fiscal year 2012, the Compensation Committee was assisted by Compensia, Inc., a consulting firm that specializes in providing executive compensation advisory services (“Compensia”). Compensia is the Board of Directors and Compensation Committee’s independent compensation consultant. Compensia was involved in all aspects of the design and implementation of our compensation programs for fiscal year 2012. The Compensation Committee used Compensia to assist in the compilation, review, and interpretation of marketplace compensation information, counsel the Compensation Committee about competitive market practices with respect to compensation plan design and market trends, and perform analyses and provide compensation consulting advice on an as-needed basis, at the request of the Compensation Committee. The Compensation Committee retained Compensia because of Compensia’s independent viewpoint and its expertise, particularly with technology companies. Compensia and its affiliates do not provide any services to the Company other than compensation advisory services provided to the Board and Compensation Committee.

The Compensation Committee determines the compensation of our chief executive officer without input from our chief executive officer or any of our other executive officers. The Committee considers the opinion of our chief executive officer in setting the compensation of our other executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 23, 2013 regarding the beneficial ownership of our Common Stock by:

•	each person known by us to beneficially own 5% or more of our outstanding common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stocks subject to options that are currently exercisable or exercisable within 60 days of September 23, 2013 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 19,979,853 shares of common stock outstanding (including 3,187,081 shares of common stock issuable upon the exercise of the outstanding Company Options and 54,000 shares of common stock issuable upon the full settlement of all outstanding RSUs). Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Official Payments Holdings, Inc., 3550 Engineering Drive, Suite 400, Norcross, Georgia 30092, Attn: General Counsel.

	Shares Beneficially Owned
Name	Number	Percent
5% Stockholders:

Wells Fargo & Company	2,503,481	15.0%
Giant Investment, LLC	1,799,321	10.7%
Heartland Advisors, Inc.	1,576,900	9.4%
Dimensional Fund Advisors LP	1,305,508	7.8%
Kennedy Capital Management, Inc.	848,343	5.1%

Named Executive Officers and Directors:

Alex P. Hart
Charles W. Berger	15,100	*
Morgan P. Guenther	16,250	*
James C. Hale	14,000	*
David A. Poe	15,000	*
Zachary F. Sadek(1)	1,799,321	10.7%
Katharine A. Schipper	—	*
Jeffrey W. Hodges	—	*
Sandip Mohapatra	2,083	*
Atul Garg	—	*
Keith Omsberg	1,833	*

*	Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.
(1)

Address: c/o PCP Managers LLC, One Federal Street, Boston, Massachusetts 02110. Based solely on information contained in a Schedule 13D/A filed with the SEC on September 25, 2013 by Giant Investment, LLC (“Giant”), Parthenon Investors II, L.P. (“Parthenon”), PCap Partners II, LLC (“PCap Partners”), PCap II, LLC (“PCap II”), Brian P. Golson, William C. Kessinger and David J. Ament (collectively, the

“Parthenon Group”). Parthenon is a managing member of Giant, PCap Partners is a general partner of Parthenon, and PCap II is a managing member of PCap Partners. Giant directly beneficially owns 1,799,321 shares of common stock. As parents of Giant, Parthenon, PCap Partners and PCap II may be deemed to beneficially own their proportional interest in the shares of common stock directly and beneficially owned by Giant, comprising 1,748,401 shares of common stock. Brian P. Golson, William C. Kessinger and David J. Ament are control persons of various entities indirectly investing in Giant and may be deemed to beneficially own a proportional interest in the shares of common stock owned by Giant, comprising 1,799,321 shares of common stock. In addition, Exhibit 99.2 to a Schedule 13D/A filed by the Parthenon Group on January 6, 2009 indicated that Mr. Sadek, as a Vice President of PCap Managers LLC, an affiliate of Giant, may be deemed to indirectly beneficially own all of the shares directly beneficially owned by Giant, but that Mr. Sadek disclaims any such beneficial ownership.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and officers to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and to furnish us with copies of all forms filed. To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required during the past fiscal year, all Section 16(a) filing requirements applicable to our officers and directors were met.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that is paid, awarded to or earned by our “named executive officers,” who consist of our principal executive officer, our principal financial officer and our general counsel. For our fiscal year ending December 31, 2012 (referred to herein as “fiscal year 2012”), our named executive officers were:

Name	Position
Alex P. Hart	President and Chief Executive Officer
Jeffrey W. Hodges	Chief Financial Officer
Sandip Mohapatra	Chief Technology Officer
Atul Garg	Senior Vice President, Corporate Development
Keith Omsberg	Vice President, General Counsel and Corporate Secretary

Compensation Philosophy and Objectives

Compensation Philosophy

Our compensation philosophy for all our employees is to create an overall compensation package that (1) provides fair and competitive cash compensation and (2) aligns the interests of our executives with the interests of our stockholders, principally through performance-based incentives and long-term incentives. This compensation philosophy is particularly true for our executive officers, as we rely on their leadership, management skills, and experience for OPAY’s continued growth and development. The compensation discussion and analysis that follows discusses the compensation of the executive officers listed in the Summary Compensation Table below, whom we refer to as our “named executive officers.” Our named executive officers for fiscal year 2012 consist of: Alex P. Hart, our President and Chief Executive Officer; Jeffrey W. Hodges, our Chief Financial Officer; Sandip Mohapatra, our Chief Technology Officer; Atul Garg, our Senior Vice President, Corporate Development; Keith S. Omsberg, our Vice President, General Counsel and Corporate Secretary; and Keith S. Kendrick, who served as our Senior Vice President, Strategic Marketing, for a portion of fiscal year 2012.

Compensation Objectives

Our Compensation Committee establishes and reviews our overall executive compensation philosophy and objectives and oversees our executive compensation programs. The primary goals of our compensation program are to:

•	attract, retain, and motivate talented employees;

•	support business strategies that promote sustained growth and development:

•	reward the achievement of business results through performance-based incentive programs; and

•	link executives’ goals and interests with the interests of our stockholders by tying a portion of executive compensation to our stock.

We design our compensation strategy and packages for our executive officers to further these goals.

2012 Compensation Committee Decisions

Based on the Committee’s determination of Company performance in relation to market performance and its understanding of external market pay levels, the Committee took several actions in 2012:

Limited 2012 Base Salary Increases to Named Executive Officers: Mr. Mohapatra’s base salary was increased from $215,000 to $235,000 based in part on his increased responsibilities and market comparison information provided by Compensia Inc., a consulting firm that specializes in providing executive compensation advisory services. The Compensation Committee did not increase the base salary of any other or our named executive officers in fiscal 2012.

Compensation Processes and Criteria

Role of the Committee: Our Committee oversees our compensation practices and consists of Messrs. Guenther, Poe and Sadek. The Committee is responsible for establishing and approving the compensation of our officers, and operates under a written charter adopted by our Board of Directors. The Committee determines or recommends any overall salary increase and bonus pool and any other compensation that may be provided to any of the named executive officers, including establishing the compensation plans and programs, and determining the overall executive compensation program. The Committee recommends the appropriate level of compensation of the Chief Executive Officer to the Board of Directors, which has ultimate responsibility for setting the compensation of the Chief Executive Officer. In addition, the Committee has final authority in the determination of compensation levels and plans for the other named executive officers.

Role of Management: The Compensation Committee determines the compensation of our chief executive officer without input from our CEO or any of our other executive officers. The Committee considers the opinion of our CEO in setting the compensation of our other executive officers.

Role of the Independent Compensation Consultant: In order to ensure that we continue to remunerate our executives appropriately, the Committee has retained Compensia Inc. a consulting firm that specializes in providing executive compensation advisory services as its independent compensation consultant (the “Independent Compensation Consultant”) to review its policies and procedures with respect to executive compensation for fiscal year 2012. Compensia was involved in all aspects of the design and implementation of our compensation programs for fiscal year 2012. The Compensation Committee used Compensia to assist in the compilation, review, and interpretation of marketplace compensation information, counsel the Compensation Committee about competitive market practices with respect to compensation plan design and market trends, and perform analyses and provide compensation consulting advice on an as-needed basis, at the request of the Compensation Committee. The Compensation Committee retained Compensia because of Compensia’s independent viewpoint and its expertise, particularly with technology companies. Compensia and its affiliates do not provide any services to the company other than compensation advisory services provided to the Board and Compensation Committee.

Use of Market Data: At the Compensation Committee’s request, Compensia provided market data on the compensation practices at public technology companies that Compensia deemed comparable to OPAY: Asta Funding, Inc.; Bottomline Technologies (de), Inc.; Cass Information Systems, Inc.; EasyLink Services International Corporation; Ebix, Inc.; Ellie Mae, Inc.; EPIQ Systems, Inc.; Higher One Holdings, Inc.; NIC Inc.; Online Resources Corporation; PRGX Global, Inc.; S1 Corporation; SciQuest, Inc.; SPS Commerce, Inc.; Synchronoss Technologies, Inc.; and VASCO Data Security International, Inc. In advising the Committee, Compensia also drew on data from its proprietary market information database about compensation practices at technology companies with revenues between $50,000,000 and $200,000,000.

Risk Management: We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on us. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are correlated with the value delivered to stockholders. The combination of performance measures for annual bonuses and the equity compensation programs, share ownership and retention guidelines for the Chief Executive Officer, as well as the multiyear vesting schedules for equity awards, encourages employees to maintain both short and long-term views with respect to Company performance.

Components of Executive Compensation for 2012

In 2012, the elements of compensation for the named executive officers included a mix of base salary and annual incentive compensation.

Base Salary

Base salary provides a predictable source of income and is a material component of the compensation of our named executive officers. Each officer’s salary is intended to reflect his role and responsibility within the company, as well as the skills, experience, and leadership qualities he brings to his position.

In November 2011 the Compensation Committee determined that Mr. Mohapatra’s base salary would be increased from $215,000 to $235,000 based in part on his increased responsibilities and market comparison information provided by Compensia. The Committee did not increase the base salary of any other of our named executive officers in fiscal year 2012. Base salaries are set by the Committee, or in the case of the CEO, by the Board based on their understanding of compensation levels at financial services or trading technology companies of similar size and complexity, as well as their subjective overall assessment of performance.

The following table sets forth the base salaries of our named executive officers for fiscal years 2012, 2011, and 2010, presented at an annual rate:

	Base salary rate by fiscal year
Named Executive Officer	2012	2011	2010
Alex P. Hart(1)	$400,000	$400,000	$400,000
Jeffrey W. Hodges	$275,000	$275,000	$—
Sandip Mohapatra(2)	$235,000	$215,000	$—
Atul Garg(3)	$225,000	$225,000	$—
Keith Omsberg	$220,000	$220,000	$190,000

(1)	Mr. Hodges joined OPAY in June 2011.
(2)	Mr. Mohapatra joined OPAY in December 2010.
(3)	Mr. Garg joined OPAY in November 2010.

Going Forward: The Compensation Committee expects to continue to review the salaries of the company’s executive officers at least annually and will evaluate adjustments based upon OPAY’s performance and financial position, individual performance, market survey data, and general economic conditions, among other factors.

Annual Incentive Compensation

Our annual incentive compensation plan is designed to (i) align the management team’s financial interests with those of our stockholders, (ii) support a performance-oriented environment that rewards OPAY’s overall results, (iii) attract, motivate, and retain key management critical to OPAY’s success, and (iv) align compensation with OPAY’s business strategy, values, and management initiatives.

Annual incentives are used in particular to reward performance against defined financial metrics established as part of the Company’s annual budgeting and strategic planning process, such that our executive officers and other key contributors are recognized for specific and measurable company performance and incentivized to achieve performance targets on an annual basis. As noted above, in fiscal year 2011, the company did not meet the threshold level of financial performance specified in our annual incentive plan for that year, and none of our executive officers received a payment under the plan for that year. In fiscal year 2012, the company exceeded the “stretch” level of financial performance specified in our annual incentive plan, and all of our named executive officers received payments under the plan for that year.

Management Incentive Plan

For fiscal year 2012, we had one formal annual incentive compensation plan, our management incentive plan (the “MIP”). In fiscal year 2012, all named executive officers were eligible to participate in the MIP.

Consistent with our overall compensation philosophy and objectives, the Compensation Committee designed the MIP so that payouts would be based on an executive’s individual performance rating and on the achievement of performance goals. The performance goals consisted of company performance goals and one or more individual performance goals for each individual participating in the MIP. The Committee approved the company performance goals under the MIP in November 2011 and individual performance goals for each participant in the MIP in December 2011. The Company performance metric was net income from continuing operations before interest expense net of interest income, income taxes, depreciation amortization and stock-based compensation in both equity and cash, and restructuring charges (subject to adjustments as may be determined by the Compensation Committee), which we refer to as “Adjusted EBITDA”. The Compensation Committee believed that linking MIP payouts to Adjusted EBITDA was particularly appropriate for the company because management uses Adjusted EBITDA as a primary measure to evaluate our business. Management also uses Adjusted EBITDA to evaluate our performance against peer companies within the electronic payments industry. Our management incentive plan is intended to be “self-funding” in that the level of adjusted EBITDA must be achieved after deducting the full amounts of the proposed MIP payouts.

The company performance goals for fiscal year 2012 were as follows:

Adjusted EBITDA Performance Metric
Threshold	Target	Stretch
$2,640,000	$3,300,000	$4,125,000
80% of Target	100% of Target	125% of Target

These goals were approved by the Compensation Committee based upon OPAY’s strategic plan and budget process. Under the plan approved by the Compensation Committee in November 2011, no executive officer would receive payment under the MIP for meeting his or her individual performance goals unless the company met or exceeded its threshold performance goal, $2,640,000 of Adjusted EBITDA in fiscal year 2012.

The Committee also specified individual performance goals for each of company’s executive officers. The individual performance goals were strategic goals based on each executive officer’s area of responsibility. Mr. Hart’s individual performance goals were (i) generate $3 million in Adjusted EBITDA in fiscal year 2012, (ii) Develop a deeper understanding of the business (develop and utilize the key metrics for each payment type and each vertical market by end of fiscal year 2012), (iii) Increase the number of payments-oriented investment analysts covering the company from one to at least three by end of fiscal year 2012 and (iv) Complete the company’s IT infrastructure project by end of fiscal year 2012.

The individual goals for our named executive officers other than Mr. Hart focused on their leadership and accomplishments in their areas of responsibility within OPAY. These individual goals are aligned with the overall company objectives and the CEO’s goals.

	Weighting of Goals
Named Executive Officer	Company performance	Individual performance
Alex P. Hart	80%	20%
Jeffrey W. Hodges	70%	30%
Sandip Mohapatra	70%	30%
Atul Garg	70%	30%
Keith Omsberg	70%	30%

Chief Executive Officer Incentive Amounts and Performance Objectives. For Mr. Hart, company performance goals were weighted relatively higher, because of his relatively greater responsibility for, and relatively greater ability to influence, the company’s financial performance. For our other named executive officers, individual performance goals were weighted relatively higher, because of their lesser ability to influence company performance and their relatively greater responsibility for, and relatively greater ability to influence, the discrete areas of company operations that were the focus of their individual performance goals.

An executive officer’s individual performance rating affected his payout under the MIP in at least two ways. First, an executive was required to receive an individual performance rating of “meets expectations” or higher in order to receive any payment under the MIP. Second, an executive’s individual performance rating affected the payout in respect of his individual performance goals: if the officer received a rating of “meets expectations,” he would receive a payout of 75% of any individual performance goal he satisfied; if the officer received a rating of “exceeds expectations,” he would receive a payout of 100% of any individual performance goal he satisfied; and if the officer received a rating of “far exceeds expectations,” he would receive a payout of 110% of any individual performance goal he satisfied—in each case assuming that the company achieved its threshold level of financial performance, as discussed above. The Compensation Committee determines the chief executive officer’s performance rating based on accomplishment of the chief executive officer’s goals and the Compensation Committee’s evaluation of the overall performance of the chief executive officer. The Compensation Committee determines the other named executives’ individual performance ratings, with input from the chief executive officer.

Other Named Executive Officer Target Bonus Amounts: The relative weighting of company goals and of individual goals varied by named executive officer under the MIP. The following table illustrates the relative weighting of company performance goals and individual performance goals for each of our named executive officers:

Fiscal Year 2012 MIP Payout Levels
Named Executive Officer	Threshold(1)	Target(2)	Maximum(3)	2012 MIP Payout
Alex P. Hart	$120,000	$300,000	$612,000	$570,000
Jeffrey W. Hodges	$48,125	137,500	$283,250	$254,375
Sandip Mohapatra	$41,125	117,500	$242,050	$235,000
Atul Garg	$39,375	112,500	$231,750	$182,813
Keith Omsberg	$38,500	110,000	$226,600	$206,800

(1)	The “threshold” column specifies the payout an executive officer would have received, if the company had achieved the “threshold” level of financial performance described above, the executive had achieved none of his individual performance goals, and the executive had received an individual performance rating of “meets expectations.”
(2)	The “target” column specifies the payout an executive officer would have received, if the company had achieved the “target” level of financial performance described above, the executive had achieved all of his individual performance goals, and the executive had received an individual performance rating of “exceed expectations.”
(3)	The “maximum” column specifies the payout an executive officer would have received, if the company had achieved the “stretch” level of financial performance described above, the executive had achieved all of his individual performance goals, and the executive had received an individual performance rating of “far exceed expectations.”

During fiscal year 2012, the company exceeded the “stretch” level of Adjusted EBITDA described above. We discuss our Adjusted EBITDA for fiscal year 2012, and we reconcile Adjusted EBITDA to net income from continuing operations, on pages 14-15 of our annual report on Form 10-K for the fiscal year ended September 30, 2012. In addition, each executive officer achieved some or all of his individual performance goals, and each executive officer received an individual performance rating of “meets expectations” or “exceeds expectations.” Accordingly, each of our named executive officers was eligible to receive a payout under the 2012 MIP. The company made payments under the 2012 MIP to each executive officer in cash in the first quarter of fiscal year 2013.

If performance targets for a fiscal year are not met, the Compensation Committee may still elect to pay bonus incentive compensation on a discretionary basis. There is no limit on the Compensation Committee’s discretion; however, for fiscal year 2012, the Compensation Committee did not exercise discretion to increase the bonus compensation payable to any executive officer. The Compensation Committee exercises its discretion to pay bonus compensation where it determines that such a payment would increase stockholder welfare over the medium- and long-term. In determining whether and how to exercise their discretion to pay incentive compensation, members of the Compensation Committee are subject to the same standards of fiduciary duty, good faith, and business judgment that govern the exercise of their other responsibilities as directors of the Company.

Long-Term Incentive Compensation

Our long-term incentive plans are designed to promote many of the same purposes as our annual incentive compensation plans, including aligning employee and stockholder interests and attracting, motivating, and retaining our employees. Long-term incentive plans, however, focus on the achievement of our business objectives and the measurement of performance over a longer time horizon and the retention of a successful and tenured employee team over time.

We provide long-term incentives through equity-based awards granted under our Amended and Restated 2004 Stock Incentive Plan, or the 2004 Plan. From time to time, we may also grant equity awards outside of our established equity plans to new executives as an inducement material to their entering into employment with us, as permitted by Nasdaq rules. These incentives are designed to motivate executives through equity ownership or compensation tied to stock appreciation.

As discussed in the proxy statement for our 2012 annual meeting, during fiscal year 2011, with the twin goals of providing long-term incentives to our employees and aligning the interests of our stockholders and employees, the Compensation Committee authorized grants of stock options to all employees who did not then hold options. The Committee determined that this was appropriate because it believed that a workforce in which all the employees held equity incentives would be more highly motivated to achieve the company’s business objectives and produce value for stockholders.

2004 Plan: In fiscal year 2012, the Compensation Committee continued the existing policy of granting stock options to new hire employees at the quarterly Compensation Committee meeting after their date of hire. The Compensation Committee believes that these grants operate as long-term incentives in part because they vest over time, in part because their value can increase over time if and as the price of the company’s common stock increases, and in part because they generally expire ten years from the date of grant. The Compensation Committee believes that options align the interests of employees and stockholders because the value of the options increases as the price of the common stock increases.

In fiscal year 2012, the Compensation Committee authorized the grant of options to purchase 482,250 shares of common stock, including grants of options to each new employee, grants resulting from promotions, and grants to executive officers including a grant of options to purchase 100,000 shares to Mr. Hart, and grants of options to purchase 25,000 shares to each of Messrs. Hodges, Garg, Mohapatra and Omsberg. The Committee believes that the grants made were consistent with the objectives of attracting, retaining and motivating talented employees, supporting business strategies that promote growth, and aligning executive goals with the interests of our stockholder. The Committee authorized these grants as part of its continuing assessment of the company’s executive compensation program, including the value of options granted in prior years and the limited retention incentive provided by those previously-granted options.

The options granted under the 2004 Plan in fiscal year 2012 were granted with an exercise price equal to the closing market price of our common stock on the Nasdaq on the date of grant, and are generally exercisable for a period of ten years. Generally, subject to acceleration in the circumstances described below, one quarter of the options subject to each grant vest on the first anniversary of the date of grant, and 1/48 of the options vest each month thereafter. Options that are unvested upon an executive’s termination are generally forfeited, unless otherwise provided in an option agreement or employment agreement. We believe this encourages executive performance, tenure, and the promotion of the company’s sustained growth. Our named executive officers may be entitled to accelerated vesting of their options under certain circumstances, including in the event of a change of control in accordance with their option agreements or under the Change in Control Equity Vesting Acceleration Plan adopted in November 2011.

PSU Plan

For a portion of fiscal year 2012, long-term incentives were also available as performance stock units granted under our Executive Performance Stock Unit Plan. In an effort to further align our executives’ financial interests with those of our stockholders and promote stability in key executive positions, the Compensation Committee adopted the PSU Plan on December 4, 2008. Under the PSU Plan, a maximum of 800,000 units were available for issuance as awards to eligible executives. The units were to be awarded only upon the achievement and maintenance for a period of 60 days of specific share performance targets, or Share Price Performance Targets, that, for the initial participants in the PSU Plan, were $8.00, $9.50, $11.00, and $13.00 per Share. For participants hired after December 4, 2008, the Committee had the authority to establish Share Price Performance Targets based on 25%, 50%, 75%, and 100% increases in the share price.

Any PSUs awarded would have vested on December 4, 2011, the third anniversary of the December 4, 2008 effective date. Because we did not achieve the applicable Share Price Performance Targets under the PSU Plan, the PSUs expired un-awarded in December 2011.

Perquisites and Benefits

Our benefits programs include: paid time off; medical, dental, and vision insurance; a 401(k) plan with a safe harbor matching contribution; group term life insurance; short term disability; long term disability; and a range of voluntary or elective benefits. All of our full-time employees, including our named executive officers, are generally eligible to participate in these programs. We provide these programs because we believe that some level of personal benefits is necessary as part of a competitive compensation arrangement for our employees. We do not have an established executive benefits program or an executive perquisite program.

We provide commuting and relocation benefits to executive officers who do not reside near our headquarters when they join us. We believe these perquisites benefit us and our stockholders by inducing individuals who do not live near our headquarters to join the Company, and by ensuring that these executive officers are able to maintain a regular presence at our headquarters to meet their duties and responsibilities in full. Following fiscal year 2011, we moved our corporate headquarters from Reston, Virginia to Norcross, Georgia. Pursuant to his employment agreement with us, we reimbursed Mr. Hart $7,558 in fiscal year 2012 for expenses for local transportation while he was located in Reston, Virginia and air and ground transportation, meals and lodging for travel by Mr. Hart to and from his home to our corporate headquarters in Reston. For more information, see below under the heading “Summary Compensation Table”. We believe these limited perquisites provided to Mr. Hart are important for retention of Mr. Hart as an employee and Chief Executive Officer.

Mr. Garg joined us early in fiscal year 2011. At the time he joined us, Mr. Garg resided in the Oak Brook, Illinois area. He received a relocation package modeled on Mr. Hart’s relocation package. Mr. Garg was eligible for relocation reimbursement not to exceed $50,000 to move his residence from Oak Brook to Reston, and during and up to the first 12 months of his employment with us, we agreed to reimburse him for all reasonable and documented expenses for housing, meals, and transportation while working at our Norcross headquarters and maintaining a residence more than 50 miles from Norcross. During fiscal year 2011, we paid Mr. Garg $33,239 for such travel expenses. Mr. Garg did not relocate to Norcross, and in his current employment agreement, we have agreed to provide Mr. Garg with commuting and relocation benefits—applicable to travel between Oak Brook and Norcross and to relocation to Norcross—similar to those that were available under his prior employment agreement. During fiscal year 2012, we paid Mr. Garg $54,615 for such travel expenses.

We provided Mr. Kendrick with local transportation for travel while he was located at our corporate headquarters. In addition, we reimbursed Mr. Kendrick for travel to and from his current residence to our corporate headquarters. Travel reimbursement included airfare, ground transportation, parking, and meals. Mr. Kendrick was provided home office equipment and a cellular phone to assist him in executing his responsibilities while he is absent from our headquarters. In addition, under Mr. Kendrick’s June 30, 2008 employment agreement, if Mr. Kendrick recognizes income for income tax purposes as a result of our payment of certain expenses, we were obligated to make a tax gross-up payment to Mr. Kendrick based upon the additional tax liability. During fiscal year 2012, $68,788 in respect of his travel, and $55,667 in respect of his tax reimbursement was paid to Mr. Kendrick. For more information, see below under the heading “Summary Compensation Table”. OPAY’s Compensation Committee has expressed the intent not to include a tax gross-up provision in any new employment contract, and we did not include a tax gross-up provision in our new agreements with Messrs. Hart, Hodges, Mohapatra, Garg, or Omsberg.

Clawbacks

We impose compensation recovery, or “clawback,” provisions to certain of our compensation arrangements. A clawback provision encourages compliance with applicable laws and corporate policies, including financial reporting requirements.

Our employment agreements with Messrs. Hart and Hodges provide that if the Compensation Committee, in its reasonable discretion, determines that Mr. Hart or Mr. Hodges, respectively, engaged in fraud or misconduct as a result of which or in connection with which OPAY is required to or decides to restate its financial statements, the Compensation Committee may, in its discretion, impose any or all of the following:

•	immediate expiration of any then-outstanding equity compensation, whether vested or not, if granted within the first 12 months after issuance or filing of any financial statement that is being restated (we refer to the 12-month period immediately following the issuance or filing of any financial statement that is being restated as the “Recovery Measurement Period”);

•	as to any exercised portion of any stock options (to the extent, during the Recovery Measurement Period, the options are granted, vested, exercised, or the purchased Shares are sold), prompt payment to the Company of any option gain, which is defined as the spread between the closing price on the date of exercise of the option and the exercise price paid by Mr. Hart or Mr. Hodges, respectively;

•	payment or transfer to the Company of any stock gain, as defined in the employment agreement, from restricted stock, restricted stock units, or other similar forms of compensation; and/or

•	repayment of any bonuses paid during the Recovery Measurement Period.

In addition to the foregoing, following an accounting restatement due to material noncompliance with any financial reporting requirements under securities laws, Messrs. Hart and Hodges will be required to repay any incentive-based compensation (including any bonuses and equity compensation) paid during the three-year period preceding the date that the Company is required to prepare the accounting restatement which bonuses or equity compensation were based on the erroneous data. For purposes of this provision, the clawback is calculated as the excess amount paid on the basis of the restated results.

The Compensation Committee believes that these clawback provisions protect the Company and its stockholders in the event of fraud, misconduct, or other material noncompliance with financial reporting requirements.

Severance and Change in Control Benefits

Pursuant to the employment agreements we have entered into with our executives, our executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change of control of the Company. We believe these benefits help us compete for executive talent and reduce the distractions that might otherwise be caused by a possible change of control.

Our employment contracts with Messrs. Hart, Hodges, Mohapatra, Garg, and Omsberg all contain a “double trigger” structure for payments in connection with a change in control of the Company. Under a “double trigger” structure, in order to receive a change in control severance payment, both a change in control must occur, and the executive’s employment must terminate due to a termination by the Company or its successor without cause, or due to a resignation by the executive for good reason. We believe that this “double trigger” structure maximizes shareholder value because it prevents an unintended windfall to executives in the event of a friendly change of control, while still providing them appropriate incentives to cooperate in negotiating any change of control in which they believe they may lose their jobs.

If Mr. Hart is terminated without cause or resigns for good reason within a year following a change of control, and subject to his delivery and non-revocation of a general release of claims in favor of the Company, he will be entitled to the following:

•	cash severance equal to two times his annual base salary and target bonus paid in equal installments over a 24 month period;

•	if Mr. Hart elects to continue receiving group medical insurance under the COBRA continuation rules, payment by us of the same share of the premium we pay for active and similarly situated employees until the earlier of 12 months after his employment ends or the date his COBRA coverage expires; and

•	vesting of any outstanding equity awards with respect to any unvested portions that would have vested on or before the first anniversary of the date of his termination or resignation.

If Mr. Hodges is terminated without cause or resigns for good reason within a year following a change of control, and subject to his delivery and non-revocation of a general release of claims in favor of the Company, he will be entitled to the following:

•	cash severance equal to 1.5 times his annual base salary and target bonus paid in equal installments over an 18 month period;

•	if Mr. Hodges elects to continue receiving group medical insurance under the COBRA continuation rules, payment by us of the same share of the premium we pay for active and similarly situated employees until the earlier of 18 months after his employment ends or the date his COBRA coverage expires; and

•	vesting of any outstanding unvested stock options.

If Mr. Hart or Mr. Hodges is terminated without cause or resigns for good reason in the absence of a change of control, and subject to his delivery and non-revocation of a general release in our favor, each will be entitled to the following:

•	cash severance equal to one times, in the case of Mr. Hart, and 12 months, in the case of Mr. Hodges, of his annual base salary, plus any annual discretionary bonus that has been awarded to him by the Board for the calendar year preceding the year in which his employment ends; and

•	Mr. Hart or Mr. Hodges elects to continue receiving group medical insurance under the COBRA continuation rules, payment by us of the same share of the premium we pay for active and similarly situated employees until the earlier of 12 months after his employment ends or the date his COBRA coverage expires.

We have similar change of control and severance provisions in our contracts with Messrs. Garg, Mohapatra, and Omsberg. See Potential Payments Upon Termination or Change in Control below.

In November 2011, the Board adopted a Change in Control Equity Vesting Acceleration Plan. The Company’s named executive officers are participants in the plan. In adopting the plan, the Compensation Committee recognized that the possibility of a change of control of the Company may result in the departure or distraction of management to the detriment of the Company and its shareholders and wished to assure our executives a fair compensation arrangement so they could remain focused on the performance of the Company during a change of control situation.

The plan provides for the immediate exercisability of a participant’s outstanding options and the immediate vesting of a participant’s unvested restricted shares and RSUs if both a change in control and a covered termination occur during the covered period. Because both of these must occur, the plan is also a “double trigger” plan. The plan defines “change in control” to include (i) the acquisition by an individual, entity, or group of beneficial ownership of the Company’s common stock if, after such acquisition, such person beneficially owns 50.01% or more of the then-outstanding shares of common stock of the Company; (ii) the consummation of certain types of mergers, consolidations, reorganizations, recapitalizations, and share exchanges specified in the plan; (iii) a change in the composition of our Board of Directors that results in the continuing directors (as defined in the plan) no longer constituting a majority of the Board; and (iv) the liquidation or dissolution of the Company. The plan’s definition of “change in control” is subject to the terms, conditions, and limitations, including the Board authority, specified in the plan, and the Board may, in certain circumstances, treat a change in control as not satisfying the foregoing definition.

If a participant is terminated for any reason other than cause, death, or disability, the termination is a covered termination under the plan. In addition, if the participant has an individual employment agreement that permits him to resign for good reason and he resigns for good reason under his individual employment agreement, then, subject to the conditions and limitations specified in the plan, the resignation is a covered termination under the plan. Acceleration under the plan is also subject to a release of claims against the Company.

The covered period under the plan is the period twelve months after a change in control. The Board may amend the plan, but no amendment can modify or diminish the rights to equity vesting acceleration of any options, restricted shares, or RSUs that are outstanding at the time of the amendment. In the event an individual employment agreement provides for a benefit that is more favorable to that individual than the Change of Control Equity Acceleration Vesting Plan, the provision more favorable to the individual controls. Going forward, the Compensation Committee believes that the Change in Control Equity Vesting Acceleration Plan provides a unified and structured approach to equity vesting in connection with a change in control.

We have provided more detailed information about our severance and change of control benefits, along with estimates of their value under various circumstances, under Potential Payments Upon Termination or Change of Control below.

Equity Ownership Guidelines

Members of the Company’s Board of Directors are required to hold shares of the Company common stock with a value equal to three times the amount of the annual retainer paid to directors, calculated using the annual retainer in effect as of the later of March 31, 2009 and the date the director is elected to the Board. Directors are required to achieve the guideline within three years of joining the Board, or, in the case of directors serving at March 31, 2009, within three years of that date. These guidelines may be waived, at the discretion of the Company’s Governance and Nominating Committee, if compliance would create severe hardship or prevent a director from complying with a court order. Please see Director Compensation for additional information concerning director retainers.

The Company currently does not have equity ownership guidelines for its executive officers.

Tax and Accounting Implications

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, generally disallows federal tax deductions for compensation in excess of $1.0 million paid, generally, to the Chief Executive Officer and the next three highly paid officers, other than the Chief Financial Officer. Compensation that is “performance-based” within the meaning of the Code does not count toward the $1.0 million limit. We believe it is in our best interest, to the extent practicable, to have executive compensation be fully deductible under the Code. However, the Compensation Committee has full discretion to provide compensation that potentially may not be fully deductible.

Accounting for Share-Based Compensation

We value share-based compensation based on the grant date fair value using the Black-Scholes model for options and the Monte Carlo simulation option pricing model for RSUs and PSUs. We recognize compensation expense over the vesting period of the option, RSU or PSU grants, which ranges from three to five years. Additional information about the valuation of our options and RSUs can be found in Note 12—Share-Based Payment of our Annual Report on Form 10-K for fiscal year ended September 30, 2012.

EXECUTIVE COMPENSATION

This section provides certain tabular and narrative information regarding the compensation of our named executive officers, which for fiscal year 2012 consist of Alex P. Hart, our President and Chief Executive Officer; Jeffrey W. Hodges, our Chief Financial Officer; Sandip Mohapatra, our Chief Technology Officer; Atul Garg, our Senior Vice President, Corporate Development, Keith Omsberg, our Vice President, General Counsel and Corporate Secretary, and Keith S. Kendrick, who served as our Senior Vice President, Strategic Marketing through August 1, 2012. For additional information regarding compensation of the named executive officers, see Compensation Discussion and Analysis.

Summary Compensation Table

The following table sets forth information regarding compensation of our named executive officers during the fiscal years ended September 30, 2012, 2011, and 2010. References to “years” in the tables in this section are to our fiscal years ended September 30, 2012, September 30, 2011, and September 30, 2010.

Name and Principal Position	Year	Salary	Bonus (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Alex P. Hart(5)	2012	$400,000	$—	$148,600	$570,000	$18,148	$1,136,748
President, Chief Executive Officer	2011	$400,000	—	—	—	$52,272	$452,272
	2010	$38,462	$100,000	$830,560	—	$6,319	$975,341

Jeffrey W. Hodges(6)	2012	$275,000	—	$37,115	$254,375	$10,478	$576,968
Chief Financial Officer	2011	$74,038	$75,000	$488,650	—	$2,572	$640,260

Sandip Mohapatra(7)	2012	$230,385	—	$37,115	$235,000	$8,653	$511,153
Chief Technology Officer	2011	$158,702	—	$420,064	—	$6,115	$584,881

Atul Garg(8)	2012	$225,000	—	$37,115	$182,813	$63,188	$508,116
Senior Vice President, Corporate Development	2011	$199,039	$50,000	$477,560	—	$40,850	$767,449

Keith S. Omsberg	2012	$220,000	—	$37,115	$206,800	$8,358	$472,273
Vice President, General	2011	$208,346	—	$166,200	—	$7,789	$382,335
Counsel and Corporate Secretary	2010	$190,000	—	—	—	$7,239	$197,239

Keith S. Kendrick(9)	2012	$265,000	—	$37,115	$230,219	$415,090	$947,424
Senior Vice President, Strategic Marketing	2011	$265,000	—	$221,600	$—	$94,630	$581,230
	2010	$265,000	—	$—	$—	$168,901	$433,901

(1)	Reflects bonuses payable to Messrs. Hart, Hodges, and Garg pursuant to their employment agreements.
(2)	The amounts included in these columns reflect the aggregate grant date fair value of option awards granted to the named executive officers during each year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Assumptions used in the calculation of these amounts are included in Note 12, Share-based Payment, to the audited consolidated financial statements included in our annual report on Form 10-K for fiscal year 2012.
These amounts represent the expected compensation cost to be recognized over the service period determined as of the grant date. These amounts reflect our calculation of the value of these awards on the date of grant and do not necessarily correspond to the actual value that may ultimately be realized by the officer. See the “Grants of Plan-Based Awards During Fiscal 2012” table for information regarding option awards to the named executive officers during fiscal 2012.
(3)	Reflects amounts payable pursuant to the 2012 Management Incentive Plan.
(4)	Consists of:

•	the aggregate incremental cost to the Company of providing perquisites and other personal benefits;

•	Company matching contributions under 401(k) plans;

•	tax reimbursement payments relating to income tax liability incurred by the applicable executive as a result of the Company’s payment for the perquisites described below;

•	the dollar value of insurance premiums paid by, or on behalf of, the Company during the covered fiscal year with respect to life insurance for the benefit of the named executive officers; and

•	severance related payments.

The following table summarizes the amounts shown in the “All Other Compensation” column:

Name	Year	Perquisites (a)	401(k)	Tax reimbursement	Life Insurance	Severance	Total all other compensation
Alex P. Hart	2012	$7,558	$7,350	$—	$3,240	$—	$18,148
	2011	38,775	10,581	—	2,916	—	52,272
	2010	5,396	923	—	—	—	6,319

Jeffrey W. Hodges	2012	—	8,250	—	2,228	—	10,478
	2011	—	1,904	—	668	—	2,572

Sandip Mohapatra	2012	—	6,911	—	1,742	—	8,653
	2011	—	4,548	—	1,567	—	6,115

Atul Garg	2012	54,615	6,750	—	1,823	—	63,188
	2011	33,239	5,971	—	1,640	—	40,850

Keith S. Omsberg	2012	—	6,600	—	1,758	—	8,358
	2011	—	6,250	—	1,539	—	7,789
	2010	—	5,700	—	1,539	—	7,239

Keith S. Kendrick	2012	68,788	7,350	55,667	2,147	281,138	415,090
	2011	46,941	7,350	38,192	2,147	—	94,630
	2010	102,834	7,044	56,876	2,147	—	168,901

a)	See “Perquisites and Benefits in Compensation Discussion and Analysis” for a discussion of perquisites provided to executives. Perquisites include:

1.	for Messrs. Hart, Garg, and Kendrick, expenses for local transportation while the executive was located in Reston and air and ground transportation, meals and lodging for travel by the executive to and from his home to our corporate headquarters in Reston, and for Messrs. Garg and Kendrick, expenses for local transportation while the executive was located in Norcross and air and ground transportation, meals and lodging for travel by the executive to and from his home to our corporate headquarters in Norcross; and

2.	legal consultation fees relating to negotiation and review of the executive’s employment agreement.

The following table summarizes the amounts shown in the “Perquisites” column:

Name	Year	Corporate apartment*	Travel*	Legal consultation*	Total
Alex P. Hart	2012	$—	$7,558	$—	$7,558
	2011	—	35,775	3,000	38,775
	2010	—	5,396	—	5,396

Atul Garg	2012	14,070	40,545	—	54,615
	2011	—	33,239	—	33,239

Keith S. Kendrick	2012	—	68,788	—	68,788
	2011	19,281	27,660	—	46,941
	2010	31,125	71,709	—	102,834

*	Amounts reflect aggregate incremental cost to the Company, which is equal to the Company’s out-of-pocket costs for these perquisites.

Grants of Plan-Based Awards Table

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during the fiscal year ended September 30, 2012:

Name	Grant Date	Threshold (2)	Target (3)	Maximum (4)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards($/sh)	Grant Date Fair Value of Stock and Option Awards(5)
Alex P. Hart
MIP		$120,000	$300,000	$612,000
2004	11/30/11				100,000	$3.47	$148,460
Plan
Grant

Jeffrey W. Hodges
MIP		48,125	137,500	283,250
2004	11/30/11				25,000	3.47	37,115
Plan
Grant

Sandip Mohapatra
MIP		41,125	117,500	242,050
2004	11/30/11				25,000	3.47	37,115
Plan
Grant

Atul Garg
MIP		39,375	112,500	231,750
2004	11/30/11				25,000	3.47	37,115
Plan
Grant

Keith Omsberg
MIP		38,500	110,000	226,600
2004	11/30/11				25,000	3.47	37,115
Plan
Grant

Keith S. Kendrick
MIP		46,375	132,500	272,950
2004	11/30/11				25,000	3.47	37,115
Plan
Grant

(1)	Figures shown represent possible payouts under our 2012 MIP.
(2)	The “threshold” column specifies the payout an executive officer would have received under the 2012 MIP, if the Company had achieved the “threshold” level of financial performance described above, the executive had achieved none of his individual performance goals, and the executive had received an individual performance rating of “meets expectations.”
(3)	The “target” column specifies the payout an executive officer would have received under the 2012 MIP, if the Company had achieved the “target” level of financial performance described above, the executive had achieved all of his individual performance goals, and the executive had received an individual performance rating of “exceeds expectations.”

(4)	The “maximum” column specifies the payout an executive officer would have received under the 2012 MIP, if the Company had achieved the “stretch” level of financial performance described above, the executive had achieved all of his individual performance goals, and the executive had received an individual performance rating of “far exceeds expectations.”
(5)	Represents the aggregate fair market value on date of grant, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Assumptions used in the calculation of these amounts are included in Note 12, Share-based Payment, to the audited consolidated financial statements included in our annual report on Form 10-K for fiscal year 2012.

Outstanding Equity Awards at Fiscal Year End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(a)		Option Exercise Price ($)	Option Expiration Date
Alex P. Hart	208,333	191,667	(1)	5.06	8/16/20
	—	100,000	(2)	3.47	11/29/21
Total	208,333	291,667

Jeffrey W. Hodges	78,125	171,875	(3)	4.67	6/12/21
	—	25,000	(4)	3.47	11/29/21
Total	78,125	196,875

Sandip Mohapatra	20,000	60,000	(5)	5.72	2/7/21
	33,333	66,667	(6)	5.22	5/9/21
	—	25,000	(7)	3.47	11/29/21
Total	53,333	151,667

Atul Garg	50,000	150,000	(8)	5.71	10/31/21
	—	25,000	(9)	3.47	11/29/21
Total	50,000	175,000

Keith S. Omsberg	3,000	—		7.81	11/30/13
	3,000	—		8.60	10/31/14
	10,000	—		7.05	9/12/16
	24,000	6,000	(10)	10.20	9/30/17
	16,000	4,000	(11)	9.25	12/9/17
	9,000	6,000	(12)	4.25	12/3/18
	25,000	50,000	(13)	5.22	5/9/21
	—	25,000	(14)	3.47	11/29/21
Total	90,000	91,000

Keith S. Kendrick	80,000	—		7.80	12/29/12
	30,000	—		4.73	12/29/12
	37,590	—		5.22	12/29/12
Total	147,590	—

a)	Vesting schedules of the unexercisable option awards are set forth below. Vesting may be accelerated under certain circumstances described in Potential Payments upon Termination or Change of Control.

Name	Footnote reference	Vesting date	Number vesting
Alex P. Hart	(1)	8,333 shares per month from 10/16/12 through 8/16/14	191,667
	(2)	11/30/12	25,000
		2,083 shares per month from 12/30/12 through 11/30/16	75,000

Jeffrey W. Hodges	(3)	5,208 shares per month from 10/13/12 through 6/13/15	171,875

	(4)	11/30/12	6,250
		521 shares per month from 12/30/12 through 11/30/16	18,750

Sandip Mohapatra	(5)	2/08/13	20,000
		2/08/14	20,000
		2/08/15	20,000
	(6)	2,083 shares per month from 10/10/12 through 5/10/15	66,667
	(7)	11/30/12	6,250
		521 shares per month from 12/30/12 through 11/30/16	18,750

Atul Garg	(8)	11/01/12	50,000
		11/01/13	50,000
		11/01/14	50,000
	(9)	11/30/12	6,250
		521 shares per month from 12/30/12 through 11/30/16	18,750

Keith S. Omsberg	(10)	10/1/12	6,000
	(11)	12/10/12	4,000
	(12)	12/4/12	3,000
		12/4/13	3,000
	(13)	1,563 shares per month from 10/10/12 through 11/30/16	50,000
	(14)	11/30/12	6,250
		521 shares per month from 12/30/12 through 11/30/16	18,650

Potential Payments Upon Termination or Change in Control

This section provides information regarding payments and benefits to the named executive officers that would be triggered by termination of the officer’s employment (including voluntary termination, involuntary termination, resignation for good reason and termination due to death or disability) or a change of control of the Company.

Some key terms in our employment agreements with our named executive officers are “cause” and “good reason.” Summaries of these definitions, which are qualified by reference to the full definitions and related provisions in the employment agreements, are as follows:

Under the employment agreements in place with Messrs. Hart, Hodges, and Mohapatra at the end of fiscal 2012, cause is defined generally as the employee’s:

•	fraud;

•	material misrepresentation;

•	theft or embezzlement of our assets;

•	conviction, or pleas of guilty or nolo contendere to any felony (or felony charge reduced to a misdemeanor), or, with respect to the employee’s employment, certain misdemeanors;

•	material failure to follow the Company’s policies;

•	material breach of certain provisions of the agreement; and/or

•	continued failure to attempt in good faith to perform duties as reasonably assigned by the Board of Directors.

Under our employment agreements in place with Mr. Garg and Mr. Omsberg at the end of fiscal 2012, cause means a finding by the Company of:

•	a conviction of the employee of, or a plea of guilty or nolo contendere by the named executive officer to, any felony;

•	an intentional violation by the employee of federal or state securities laws;

•	willful misconduct or gross negligence by the employee that has or is reasonably likely to have a material adverse effect on the Company;

•	a failure of the employee to perform his reasonably assigned duties for the Company that has or is reasonably likely to have a material adverse effect on the Company;

•	a material violation by the employee of any material provision of our business code of conduct or any other applicable policies in place;

•	a violation by the named executive officer of any provision of his proprietary and confidential Information, developments, noncompetition and nonsolicitation agreement with us; or

•	fraud, embezzlement, theft or dishonesty by the employee against us.

Under the employment agreements with Messrs. Hart, Hodges, Mohapatra, and Garg at the end of fiscal 2012, good reason generally means, without the employee’s prior written consent, a material diminution in his authority, duties or responsibilities (subject to certain exceptions), certain breaches by the Company of any material provision of his employment agreement, or the Company’s requiring him to perform his principal services primarily in a geographic area more than 50 miles from our headquarters.

Under the employment agreement with Mr. Omsberg, good reason means, without the employee’s prior written consent, the occurrence of any of the following:

•	any reduction in the employee’s base salary;

•	any material diminution of the employee’s duties, responsibilities, powers or authorities;

•	any relocation of his principal place of employment by more than fifty (50) miles or requirement that the employee relocate his principal place of resident by more than fifty (50) miles; or

•	a material breach by us of any material provision of the employment agreement.

Set forth below are the maximum potential payments due to our named executive officers upon designated situations outlined in their respective employment agreements.

Potential Payments Due under our Employment Agreement with our Chief Executive Officer

Benefits and payments upon termination	Voluntary termination(1)	Involuntary for cause termination(1)	Death or disability(2)	Involuntary not for cause termination(3)	Voluntary termination with good reason(3)	Change of control(4)
Salary	$10,577	$10,577	$10,577	$285,577	$285,577	$423,077
Bonus	—	—	—	—	—	206,250
Health benefits	—	—	—	16,138	16,138	24,339
Perquisites	—	—	—	—	—	—
Accrued PTO	25,770	25,770	25,770	25,770	25,770	25,770
Total Company obligation	36,347	36,347	36,347	327,485	327,485	679,436
Stock options(5)	20,313	20,313	20,313	20,313	20,313	101,500
Total benefit to employee	$56,660	$56,660	$56,660	$347,798	$347,798	$780,936

1)	Amounts reflect maximum salary earned but not paid prior to date as of September 30, 2012 and personal time off accrued through September 30, 2012.
2)	Amounts reflect maximum salary earned but not paid prior to date as of September 30, 2012, and personal time off accrued through September 30, 2012.
3)	Amounts reflect maximum salary earned but not paid prior to September 30, 2012, one year’s base salary, 12 months’ continuation of health benefits and personal time off accrued through September 30, 2012.
4)	Amounts shown are payable in the event of a termination of Mr. Hart’s employment by the Company without cause, or a resignation by Mr. Hart for good reason, within one year after a change of control, and reflect maximum salary earned but not yet paid through September 30, 2012, two times the annual base salary and target non-equity incentive plan compensation, 12 months’ continuation of health benefits and personal time off accrued through September 30, 2012. In addition, Mr. Hart is entitled to immediate vesting of any options that would have vested on or before the first anniversary of the date of employment termination.
5)	The amount represents the value of in-the-money options that would vest through September 30, 2012 at a closing price of $4.93 less the cost to the employee to exercise the options at their exercise price.

Potential Payments Due under our Employment Agreement with our Chief Financial Officer

Benefits and payments upon termination	Voluntary termination(1)	Involuntary for cause termination(1)	Death or disability(2)	Involuntary not for cause termination(3)	Voluntary termination with good reason(3)	Change of control(4)
Salary	$10,577	$10,577	$10,577	$285,577	$285,577	$423,077
Bonus	—	—	—	—	—	206,250
Health benefits	—	—	—	16,138	16,138	24,339
Perquisites	—	—	—	—	—	—
Accrued PTO	25,770	25,770	25,770	25,770	25,770	25,770
Total Company obligation	36,347	36,347	36,347	327,485	327,485	679,436
Stock options(5)	20,313	20,313	20,313	20,313	20,313	101,500
Total benefit to employee	$56,660	$56,660	$56,660	$347,798	$347,798	$780,936

1)	Amounts reflect maximum salary earned but not paid through September 30, 2012 and personal time off accrued through September 30, 2012.

2)	Amounts reflect maximum salary earned but not paid through September 30, 2012, and personal time off accrued through September 30, 2012.
3)	Amounts reflect maximum salary earned but not paid prior to September 30, 2012, one year’s base salary, 12 months’ continuation of health benefits and personal time off accrued through September 30, 2012.
4)	Amounts shown are payable in the event of a termination of Mr. Hodges’s employment by the Company without cause, or a resignation by Mr. Hodges for good reason, within one year after a change of control, and reflect maximum salary earned but not yet paid through September 30, 2012, 1.5 times the annual base salary and target non-equity incentive plan compensation, eighteen months’ continuation of health benefits and personal time off accrued through September 30, 2012. In addition, Mr. Hodges is entitled to immediate vesting of any options that would have vested on or before the first anniversary of the date of employment termination.
5)	The amount represents the value of in-the-money options that would vest through September 30, 2012 at a closing price of $4.93 less the cost to the employee to exercise the options at their exercise price.

Potential Payments Due under our Employment Agreement with our Chief Technology Officer

Benefits and payments upon termination	Voluntary termination(1)	Involuntary for cause termination(1)	Death or disability(2)	Involuntary not for cause termination(3)	Voluntary termination with good reason(3)	Change of control(4)
Salary	$9,038	$9,038	$9,038	$126,538	$126,538	$244,038
Bonus	—	—	—	—	—	—
Health benefits	—	—	—	7,936	7,936	16,138
Perquisites	—	—	—	—	—	—
Accrued PTO	27,115	27,115	27,115	27,115	27,115	27,115
Total Company obligation	36,153	36,153	36,153	161,589	161,589	287,291
Stock options(5)	—	—	—	—	—	36,500
Total benefit to employee	$36,153	$36,153	$36,153	$161,589	$161,589	$323,791

1)	Amounts reflect maximum salary earned but not paid prior to date as of September 30, 2012 and personal time off accrued through September 30, 2012.
2)	Amounts reflect maximum salary earned but not paid prior to date as of September 30, 2012, and personal time off accrued through September 30, 2012.
3)	Amounts reflect maximum salary earned but not paid prior to September 30, 2012, one year’s base salary, 12 months’ continuation of health benefits and personal time off accrued through September 30, 2012.
4)	Amounts shown are payable in the event of a termination of Mr. Mohpatra’s employment by the Company without cause, or a resignation by Mr. Mohapatra for good reason, within one year after a change of control, and reflect maximum salary earned but not yet paid through September 30, 2012, one times the annual base salary and target non-equity incentive plan compensation, 12 months’ continuation of health benefits and personal time off accrued through September 30, 2012. In addition, Mr. Mohapatra is entitled to immediate vesting of any options that would have vested on or before the first anniversary of the date of employment termination.
5)	The amount represents the value of in-the-money options that would vest through September 30, 2012 at a closing price of $4.93 less the cost to the employee to exercise the options at their exercise price.

Potential Payments Due under our Employment Agreement with our Senior Vice President, Corporate Development

Benefits and payments upon termination	Voluntary termination(1)	Involuntary for cause termination(1)	Death or disability(2)	Involuntary not for cause termination(3)	Voluntary termination with good reason(3)	Change of control(4)
Salary	$8,654	$8,654	$121,154	$121,154	$121,154	$233,654
Bonus	—	—	—	—	—	—
Health benefits	—	—	7,936	7,936	7,936	16,138
Perquisites	—	—	—	—	—	—
Accrued PTO	24,014	24,014	24,014	24,014	24,014	24,014
Total Company obligation	32,668	32,668	153,104	153,104	153,104	273,806
Stock options(5)	—	—	—	—	—	36,500
Total benefit to employee	$32,668	$32,668	$153,104	$153,104	$153,104	$310,306

1)	Amounts reflect maximum salary earned but not paid prior to date as of September 30, 2012 and personal time off accrued through September 30, 2012.
2)	Amounts reflect maximum salary earned but not paid prior to date as of September 30, 2012, six months’ continuation of health benefits, and personal time off accrued through September 30, 2012.
3)	Amounts reflect maximum salary earned but not paid prior to September 30, 2012, one year’s base salary, 12 months’ continuation of health benefits and personal time off accrued through September 30, 2012.
4)	Amounts shown are payable in the event of a termination of Mr. Garg’s employment by the Company without cause, or a resignation by Mr. Garg for good reason, within one year after a change of control, and reflect maximum salary earned but not yet paid through September 30, 2012, one times the annual base salary and target non-equity incentive plan compensation, 12 months’ continuation of health benefits and personal time off accrued through September 30, 2012. In addition, Mr. Garg is entitled to immediate vesting of any options that would have vested on or before the first anniversary of the date of employment termination.
5)	The amount represents the value of in-the-money options that would vest through September 30, 2012 at a closing price of $4.93 less the cost to the employee to exercise the options at their exercise price.

Potential Payments Due under our Employment Agreement with our Vice President, General Counsel and Corporate Secretary

Benefits and payments upon termination	Voluntary termination(1)	Involuntary for cause termination(1)	Death or disability(2)	Involuntary not for cause termination(3)	Voluntary termination with good reason(3)	Change of control(4)
Salary	$8,462	$8,462	$228,462	$228,462	$228,462	$448,462
Bonus	—	—	—	—	—	137,867
Health benefits	—	—	16,138	16,138	16,138	24,339
Perquisites	—	—	—	—	—	—
Accrued PTO	24,699	24,699	24,699	24,699	24,699	24,699
Total Company obligation	33,161	33,161	269,299	269,299	269,299	635,367
Stock options	6,120	6,120	6,120	6,120	6,120	46,700
Total benefit to employee(5)	$39,281	$39,281	$275,419	$275,419	$275,419	$682,067

1)	Amounts reflect maximum salary earned but not paid prior to date as of September 30, 2012 and personal time off accrued through September 30, 2012.
2)	Amounts reflect maximum salary earned but not paid prior to date as of September 30, 2012, one time annual base salary, 12 months’ continuation of health benefits, and personal time off accrued through September 30, 2012.

3)	Amounts reflect maximum salary earned but not paid prior to September 30, 2012, one year’s base salary, 12 months’ continuation of health benefits and personal time off accrued through September 30, 2012.
4)	Amounts shown are payable in the event of a termination of Mr. Omsberg’s employment by the Company without cause, or a resignation by Mr. Omsberg for good reason, within one year after a change of control, and reflect maximum salary earned but not paid through September 30, 2012, two times (a) base salary and (b) bonus equal to the average annual bonus paid to Mr. Omsberg (or for the most recent year, accrued for Mr. Omsberg) for the previous three years, immediate vesting of any stock options, eighteen months’ continuation of health benefits and personal time off accrued through September 30,2012.
5)	The amount represents the value of in-the-money options that would vest through September 30, 2012 at a closing price of $4.93 less the cost to the employee to exercise the options at their exercise price.

Payments in connection with the termination of the employment of our former Senior Vice President, Strategic Marketing

On June 30, 2008, we entered into an employment agreement with Keith S. Kendrick. Mr. Kendrick served as our Senior Vice President, Strategic Marketing, through August 1, 2012 and was an employee of the Company through September 30, 2012. Pursuant to the terms of his employment agreement, Mr. Kendrick was entitled to certain compensation and benefits, payable in a lump sum (with the exception of health benefits, which would be reimbursed monthly) within 30 days of the applicable event (or such later date as was required for compliance with tax laws governing deferred compensation) and provided in the case of a termination other than for death, disability, or cause or a voluntary termination by Mr. Kendrick, Mr. Kendrick signed a separation agreement and release.

Pursuant to Mr. Kendrick’s separation agreement with us, Mr. Kendrick’s cessation of employment with the Company was characterized as a termination without cause. In consideration for Mr. Kendrick’s execution of his separation agreement and a release of claims, the Company agreed to pay to Mr. Kendrick, on April 1, 2013, a lump-sum payment of $265,000, less applicable taxes and withholdings, which amount is equivalent to one times Mr. Kendrick’s base salary rate upon his separation from the Company, and agreed to pay the premium for 12 months’ continuation of health benefits for Mr. Kendrick and his covered dependents following his separation from the Company.

Compensation Committee Interlocks and Insider Participation

During fiscal 2012, the members of the Compensation Committee were Messrs. Guenther, Hale, Heasley, and Sadek, none of whom was a current or former officer or employee of the Company and none of whom had any related person transaction involving the Company during the fiscal 2012. No interlocking relationships exist between the Board of Directors or the Compensation Committee and the board of directors or the compensation committee of any other entity.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board, and the Board approved, that the Compensation Discussion and Analysis be included in this Information Statement.

The foregoing statement report is given by the members of the Compensation Committee: Zachary F. Sadek (chairman); Morgan P. Guenther and James C. Hale.

AUDIT COMMITTEE REPORT

The material in this report, issued on February 18, 2013, is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference into any filing of OPAY under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee of the Board of Directors of Official Payments Holdings, Inc. has reviewed the Company’s audited financial statements for the fiscal year ended September 30, 2012 and discussed them with the Company’s management and with Ernst & Young, LLP, the Company’s registered public accounting firm.

The Audit Committee has also received from, and discussed with, the Company’s registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board regarding the registered public accounting firm’s communications with the Audit Committee concerning independence, and has discussed with the Company’s registered public accounting firm their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Company’s Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012.

By the Audit Committee of the Board of Directors of Official Payments Holdings, Inc.

James C. Hale—Chairman

Philip G. Heasley1

Zachary F. Sadek2

Katherine A. Schipper

[1]	Mr. Heasley ceased serving as a director and member of the audit committee on March 21, 2013.
[2]	Mr. Sadek ceased serving as a director and member of the audit committee on March 21, 2013.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The material in this report, issued on February 18, 2013, is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference into any filing of Official Payments Holdings, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board, and the Board approved, that the Compensation Discussion and Analysis be included in this annual report on Form 10-K as amended, and in the proxy statement for our 2013 annual meeting.

The foregoing report is given by the members of the Compensation Committee: Zachary F. Sadek (Chairman); Morgan P. Guenther, James C. Hale, and Philip G. Heasley.3

[3]	Mr. Heasley ceased serving as a director and member of the compensation committee on March 21, 2013.

Annex II

September 22, 2013

Board of Directors

Official Payments Holdings, Inc.

3550 Engineering Drive Suite 400

Norcross, GA 30092

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (other than Parent, as defined below) (collectively the “Stockholders”) of Official Payments Holdings, Inc. (the “Company”) of the Consideration (as defined below) proposed to be paid to the Stockholders pursuant to an Agreement and Plan of Merger dated as of September 22, 2013 (the “Transaction Agreement”) by and among ACI Worldwide Inc., a Delaware corporation (“Parent”), Olympic Acquisition Corp., a Delaware corporation and a wholly owned direct Subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides, among other things, (i) that the Merger Sub will commence a tender offer (the “Offer”) to purchase all of the shares (the “Shares”) of common stock of the Company that are issued and outstanding for $8.35 per share, net to the seller in cash, without interest (the “Consideration”), less applicable withholding taxes, and (ii) for the merger (the “Merger” and, together with the Offer, the “Transaction”) of Merger Sub with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Parent and each outstanding Share not held by Parent (other than shares held by Company or in Company’s treasury) or any of its subsidiaries will be converted into the right to receive the Consideration.

In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have examined: (a) the Transaction Agreement; (b) certain audited historical financial statements of the Company for the three years ended September 30, 2010 through 2012; (c) the unaudited financial statements for the three months ended and nine months ended June 30, 2012 and June 30, 2013; (d) certain internal business, operating and financial information and forecasts of the Company (the “Forecasts”), prepared by the senior management of the Company; (e) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (f) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (g) current and historical market prices and trading volumes of the common stock of the Company; and (h) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion including without limitation the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We were similarly not engaged to review any legal, tax or accounting aspects of the Transaction and accordingly express no view thereon. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company, as the case may be. In that regard, we have assumed, with your consent, that, all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s

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financial statements or other information made available to us. Our analysis takes into account our discussions with the Board of Directors and management, including the factors and circumstances discussed with the Board of Directors surrounding the Forecasts. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the compensation to other stockholders. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Transaction will be consummated in accordance with applicable laws and substantially on the terms described in the Transaction Agreement, without any waiver of any material terms or conditions.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company and/or Parent, or their respective affiliates, for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. In 2011 and March of 2013 we performed financial advisory services for the Company for which we received $75,000 in the aggregate. We have acted as the investment banker to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Offer. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Transaction Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Consideration in connection with the Offer or the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Offer or the Merger and this opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender its shares in the Offer or how such stockholder should vote with respect to the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that the opinion may be included in its entirety in any Solicitation/Recommendation Statement of the Company on Schedule 14D-9 or proxy or information statement, in each case, mailed to the Stockholders by the Company with respect to the Offer or the Merger. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Stockholders (other than Parent).

Very truly yours,

WILLIAM BLAIR & COMPANY, L.L.C.

/s/ WILLIAM BLAIR COMPANY

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Annex III

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the

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procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

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§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing

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appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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Annex IV

Dear OPAY Stockholders:

We are pleased to report that Official Payment Holdings, Inc. (the “Company” or “OPAY”) has entered into an Agreement and Plan of Merger, dated September 23, 2013 (the “Merger Agreement”), with ACI Worldwide, Inc. (“Parent”) and Olympic Acquisition Corp. (“Merger Sub”), an indirect wholly owned subsidiary of Parent, which provides for the acquisition of the Company by Parent.

Pursuant to the Merger Agreement, Parent and Merger Sub have commenced a tender offer (the “Offer”) on October 4, 2013, pursuant to which Merger Sub has offered to purchase all of the shares of the Company’s common stock, par value $0.01 per share (each, a “Share”), that are issued and outstanding at a price per Share of $8.35 (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day Friday, November 1, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission or applicable law.

Pursuant to the Offer, the validly tendered and not properly withdrawn Shares will be purchased by Merger Sub. The Merger Agreement provides, among other things, that after the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into the Company in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with the Company continuing as the surviving corporation (the “Merger”). Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. In the Merger, all Shares not purchased in the Offer (other than Shares held by Parent or any of its subsidiaries or held by OPAY or its subsidiary and those held by stockholders who are entitled to demand, and who properly demand, their statutory appraisal rights under Delaware law) will be automatically converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), after careful consideration, the Company’s board of directors (the “Company Board”) has unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders. Accordingly, the Company Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY AND IN THEIR ENTIRETY.

On behalf of the Company Board and management of the Company, we thank you for your support.

Sincerely,

Alex P. Hart

Chief Executive Officer

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